UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 6, 2013
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes        No X
Enclosure: Press release: AGA Results for the Third Quarter 2013

Quarter 3 2013
Report
for the quarter and nine months ended 30 September 2013
Group results for the quarter….
· Gold production up 12% from previous quarter to 1,043koz; better than 950koz-1Moz guidance.
· Total cash costs $809/oz improve 10%; better than $860/oz-$890/oz guidance
· Annual cost and production guidance
1
maintained at 4.0Moz – 4.1Moz at $815/oz - $845/oz.
· Operating improvements recorded by all four operating regions and 9 of 10 countries.
· Corporate costs* fall by 26% from the previous quarter to $42m.
· Expensed exploration costs fall by 30% to $55m from the previous quarter.
· All-in sustaining costs** improved by 11% to $1,155/oz, from $1,302/oz the previous quarter.
· Cash flow from operating activities increased 128% from the previous quarter to $319m.
· Record safety performance: SA fatality free in Q3; Vaal River mines fatality free 14 months.
· Tropicana and Kibali projects started production on time and budget; ramp-up underway for both.
· Balance sheet strengthened; 7-year bond replaced convertibles maturing in 2014.
*
Including administration, marketing and other expenses; ** World Gold Council Standard.
Quarter
Nine months
ended
ended
ended
ended
ended
Sep
Jun
Sep
Sep
Sep
2013
2013
2012
2013
2012
Restated
1
Restated
1
US dollar / Imperial
Operating review
Gold
Produced
- oz (000)
1,043
935
1,030
2,876
3,084
Price received
2
-
$/oz
1,327
1,421
1,648
1,455
1,649
All-in sustaining costs
3
-
$/oz
1,155
1,497
1,254
1,301
1,167
Total cash costs
- $/oz
809
898
834
865
790
Financial review
Adjusted gross profit
4
-
$m
310
231
599
975
1,996
Gross profit
- $m
276
330
539
1,041
1,936
Profit (loss) attributable to equity shareholders
- $m
1
(2,165)
187
(1,925)
1,071
- cents/share
0
(559)
48
(496)
277
Headline (loss) earnings
- $m
(18)
112
197
354
1,088
- cents/share
(5)
29
51
91
281
Adjusted headline earnings (loss)
5
-
$m
576
(135)
253
553
969
- cents/share
148
(35)
65
142
250
Cash flow from operating activities
- $m
319
140
344
815
1,475
Capital expenditure
- $m
448
556
585
1,516
1,478
Notes:
1. Restated for changes in the Accounting Policies. Refer to note 14 of the financial statements.
2. Refer to note C "Non-GAAP disclosure" for the definition.
3. Refer to note D “Non-GAAP disclosure” for definition.
4. Refer to note B "Non-GAAP disclosure" for the definition
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.
5. Refer to note A "Non-GAAP disclosure" for the definition.
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold
Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause
AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-
looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.
For a discussion of such risk factors, refer to the prospectus supplement to AngloGold Ashanti’s prospectus dated 17 July 2012 that was filed with the United Stated Securities and
Exchange Commission (“SEC”) on 26 July 2013. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-
GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly.
Investors should visit this website to obtain important information about AngloGold Ashanti.
Quarterly Report September 2013 - www.AngloGoldAshanti.com

Quarterly Report September 2013 - www.AngloGoldAshanti.com

Operations at a glance
for the quarter ended 30 September 2013
oz (000)
Year-on-year
% Variance
3
Qtr on Qtr
% Variance
4
$/oz
Year-on-year
% Variance
3
Qtr on Qtr
% Variance
4
$/oz
Year-on-year
% Variance
3
Qtr on Qtr
% Variance
4
$m
Year-on-year
% Variance
3
Qtr on Qtr
$m Variance
4
SOUTH AFRICA
329
(12) 7
1,143
(2) (6)
851
- (4)
76
(132) (5)
Vaal River Operations
122
(1) 11
1,216
(20) (12)
867
(1) (9)
24
(8) 10
Great Noligwa
17
(41) (19)
1,516
16 27
1,298
24 31
(3)
(14) (9)
Kopanang
44
(8) (6)
1,273
(18) 4
960
(13) 10
3
(12) (10)
Moab Khotsong
60
30 43
1,082
(34) (34)
671
(35) (35)
24
18 29
West Wits Operations
149
(24) 10
1,135
16 (2)
814
(7) (2)
37
(106) (1)
Mponeng
88
(30) 10
1,085
29 (1)
757
22 (1)
29
(79) 2
TauTona
5
61
(14) 9
1,207
1 (3)
897
3 (2)
9
(26) (2)
Total Surface Operations
59
9 (5)
993
5 (2)
915
5 1
15
(18) (13)
First Uranium SA
6
26
86 (4)
940
(11) (16)
793
(12) (11)
3
1 (7)
Surface Operations
33
(18) (6)
1,032
14 11
1,012
19 11
11
(20) (7)
INTERNATIONAL OPERATIONS
714
9 14
1,180
(7) (26)
787
(5) (13)
232
(181) 62
CONTINENTAL AFRICA
383
7 12
1,141
(8) (35)
804
(4) (9)
130
(89) 30
Ghana
Iduapriem
62
38 22
633
(56) (77)
580
(39) (36)
36
12 19
Obuasi
68
13 17
1,910
(10) (22)
1,082
(7) (31)
(8)
(22) 24
Guinea
Siguiri - Attr. 85%
69
15 11
1,036
(5) 3
987
(3) 16
23
(7) (7)
Mali
Morila - Attr. 40%
7
12
(33) (29)
1,152
42 35
757
(3) 4
7
(8) (4)
Sadiola - Attr. 41%
7
20
(23) (13)
1,988
68 84
1,738
66 73
(8)
(21) (18)
Yatela - Attr. 40%
7
5
(29) (17)
1,483
(15) (4)
1,422
(15) (2)
(1)
(1) -
Namibia
Navachab
19
27 46
653
(56) (78)
502
(57) (49)
15
12 10
Tanzania
Geita
127
- 12
914
12 (35)
549
23 7
67
(52) (1)
Non-controlling interests,
exploration and other
-
(3) 6
AUSTRALASIA
62
(3) 24
1,582
14 (35)
1,270
36 (31)
(11)
(47) 19
Australia
Sunrise Dam
62
(3) 24
1,229
- (37)
1,184
33 (31)
(4)
(44) 20
Exploration and other
(7)
(4) (1)
AMERICAS
270
14 15
957
(13) (15)
656
(16) (11)
114
(44) 14
Argentina
Cerro Vanguardia - Attr. 92.50%
63
13 2
823
(17) (19)
614
(13) -
34
(14) (1)
Brazil
AngloGold Ashanti Mineração
103
13 36
996
(24) (28)
602
(28) (30)
37
- 23
Serra Grande
8
35
17 (5)
979
(17) (1)
709
(17) 5
13
(5) (4)
United States of America
Cripple Creek & Victor
69
15 15
1,006
16 14
744
3 2
29
(23) (3)
Non-controlling interests,
exploration and other
2
(1) -
OTHER
(2)
(8) (2)
Sub-total
1,043
1 12
1,155
(8) (23)
809
(3) (10)
307
(320) 57
Equity accounted investments included above
3
30 23
AngloGold Ashanti
310
(290) 80
1  Refer to note D under "Non-GAAP disclosure" for definition
2  Refer to note B under "Non-GAAP disclosure" for definition
3  Variance September 2013 quarter on September 2012 quarter - increase (decrease).
4  Variance September 2013 quarter on June 2013 quarter - increase (decrease).
5  As from 1 January 2013, TauTona and Savuka were mined as one operation. For presentation purposes TauTona and Savuka have been combined for the prior quarter and prior year.
6  Effective 20 July 2012, AngloGold Ashanti acquired 100% of First Uranium (Pty) Limited.
7  Equity accounted joint ventures.
8  Effective 1 July 2012, AngloGold Ashanti increased its shareholding in Serra Grande from 50% to 100%.
Rounding of figures may result in computational discrepancies.
Production
Total cash costs
Adjusted
gross profit (loss)
2
All-in Sustaining costs
1
Quarterly Report September 2013 - www.AngloGoldAshanti.com

Financial and Operating Report
OVERVIEW FOR THE QUARTER AND NINE MONTHS
FINANCIAL AND CORPORATE REVIEW
Adjusted headline earnings (AHE) were $576m, or 148 US cents per share in the three months ended 30
September 2013, compared with a loss of $135m or 35 US cents per share the previous quarter, and a positive $253m or 65 US cents per share in the third quarter of 2012. AHE normalised at $110m or 28 cents per share is after adjusting for the realised fair value on the mandatory convertible bond $567m, operational and corporate redundancy costs $42m and transaction costs for the $1.25bn bond as well as fair value adjustments on the early redemption of the 3.5 % May 2014 convertible bond $59m (refer table below for more detail).
Reconciliation of Q3 Adjusted headline earnings (AHE) published to normalised
$m
Q3 AHE as published
576
Corporate retrenchment & termination costs 12
Redundancy costs (operations) 30
Transaction costs ($1.25bn bond) and termination of bridge facility 20
Fair value adjustment & early redemption of May 2014 convertible bond 39
Realised fair value gain on MENS (567)
Q3 AHE normalised
110
The increase in normalised AHE from $9m for the three months ended 30 June 2013 to $110m for the three months ended September 2013 is due to improved operational performance $149m (largely driven by grade as well as increased volume), weaker local currencies $25m, lower corporate and exploration costs of $11m and $17m respectively, which were partly negated by the 7% or $94/oz lower gold price $57m, higher wages and winter power tariffs $15m , higher finance costs $13m and other items aggregating $16m.

Net profit attributable to equity shareholders for the third quarter of 2013 was $1m, compared to a loss of
$2.165bn the previous quarter which was impacted by a post-tax impairment of assets and investments and inventory write-downs of $2.4bn.

Operational performance for the third quarter was strong with both production and costs coming in better than the previous quarter and market guidance. Production was 1,043,000oz at an average total cash cost of
$809/oz, compared to 935,000oz at $898/oz the previous quarter and 1,030,000oz at $834/oz in the third quarter of 2012. Guidance for the third quarter of 2013 was 950,000oz to 1Moz at a total cash cost of $860-
890/oz. Costs benefited from higher output, weaker currencies and early indications are that a range of cost saving initiatives are gaining traction.

Production from all four operating regions improved quarter on quarter: South African operations gained 7%
improvement to 329,000oz; Continental Africa improved 12% to 383,000oz; Americas gained 15% to
270,000oz; and Australia was up 24% to 62,000oz. Out of the 10 countries with operations, nine showed production improvements quarter on quarter – Namibia improved by 46%; Australia by 24%; Brazil up 22%;
Ghana was up 19%; the US up 15%; Tanzania up 12%; Guinea up 11%; South Africa increased by 7% and
Argentina up 2%.

Total cash costs for the third quarter of 2013 dropped $89/oz compared to the previous quarter, from
$898/oz to $809/oz. This cost reduction was realised despite the impact of annual wage increases and
Quarterly Report September 2013 - www.AngloGoldAshanti.com

higher winter tariffs in South Africa. The improvement came from a combination of higher production, cost saving initiatives, currency weakness, and inventory adjustments.
Summary of quarter-on-quarter operating and cost improvements:
Q2’2013
Q3’2013
Improvement?
Quantum of
improvement
Gold Price received US$1,421/oz US$1,327/oz No (7%)
Gold Production 935,000oz 1,043,000oz Yes 12%
Total cash costs $898/oz $809/oz Yes 10%
Corporate & marketing* $57m $42m Yes 26%
Exploration & evaluation $79m $55m Yes 30%
Capital Expenditure $556m $448m Yes 19%
All-in sustaining **
(WGC standard) ***
$1,302/oz               $1,155/oz Yes 11%
Cash inflow from operating
activities
$140m                     $319m Yes 128%
Free cash outflow $497m $205m Yes 59%
*
Including administration and other expenses
** All-in sustaining costs excluding Q2 stockpile impairments.
*** During June 2013 the World Gold Council (WGC), an industry body, published a Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, which gold mining companies can use to supplement their overall non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti) to develop these non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that these new metrics, in particular the “all-in sustaining cost” metric which AngloGold Ashanti will report, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. “All-in sustaining costs” is an extension of the existing “cash cost” metric and incorporates all costs related to sustaining production and in particular recognises the sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining $/oz” is arrived at by dividing the dollar value of the sum of these cost metrics, by the dollar values of gold sold.

Cash flow from operating activities increased 128% from $140m the previous quarter to $319m in the third quarter of 2013. Total capital expenditure during the third quarter was $448m (including equity accounted joint ventures), compared with $556m the previous quarter and $585m in the third quarter of last year. Of the total capital spent, project capital expenditure during the quarter amounted to $216m. Free cash flow improved from negative $497m the previous quarter to negative $205m in the third quarter of 2013, reflecting declining capital expenditures, improved costs and higher production.

At the end of the third quarter of 2013, Net Debt was US$3.01bn compared to $2.78bn in the second quarter of 2013, resulting in a Net Debt to EBITDA ratio of 2.02 times. The negative cash flow for third quarter 2013 mainly related to the project capital expenditure of $216m, the majority of which was spent on key projects at
Tropicana and Kibali, both of which reported their first production during September, and the expansion of
Cripple Creek & Victor, which is scheduled to contribute additional production from 2015.
Quarterly Report September 2013 - www.AngloGoldAshanti.com

UPDATE ON CAPITAL PROJECTS
The company is happy to announce the successful commissioning of two new gold projects in the last week of September – Tropicana and Kibali. Together, these projects are expected to add attributable production of
550,000oz to 600,000oz in 2014 at a combined average total cash cost of less than our current average total cash costs.

“Our operators and project teams persevered in delivering our two new, high quality projects ahead of schedule, despite a challenging environment for developing new assets,” Srinivasan Venkatakrishnan, Chief
Executive Officer of AngloGold Ashanti, said. “Along with our aggressive approach to optimising cash flow, we are positioning AngloGold Ashanti to deliver leverage to shareholders in a rising gold price environment.”

Tropicana commissioned ahead of schedule. The Tropicana gold project, a joint venture between
AngloGold Ashanti (70%) and Independence Group NL (30%) poured first gold on September 26, ahead of schedule and on budget. During the quarter construction was completed and the E&I and SMP contractors demobilised from site, enabling the processing plant to be handed over from construction to operations. The early production ramp-up is going well with no material problems.

The High Pressure Grinding Roll (HPGR) was commissioned and has demonstrated satisfactory performance in the initial days of production. The plant is running at design throughput, and the team is now focused on achieving consistent 24-hour operation, while working through normal issues associated with the start-up of a new mining operation. Areas that will be closely monitored and fine-tuned include borefield pumps, belt feeder tracking, elution temperature control and heater operation, process control tuning, and instrument calibration.

The processing plant was commissioned on oxide ore and fresh ore was introduced into the comminution circuit at the end of the quarter when the high pressure grinding rolls were successfully brought on line.

During the December quarter the focus will be on maintaining steady state performance in the plant and achieving 91% plant utilisation at nameplate design throughput levels of 5.5 million tonnes per annum
(Mtpa). The intention is to build up to 95% availability, which equates to throughput of 5.8 Mtpa, within six months.

At the Kibali project, a joint venture between state-owned Sokimo (10%), AngloGold Ashanti (45%) and operator Randgold Resources (45%), steady production ramp-up progress is being made the operator,
Randgold Resources. Now that the plant is formally in production, the aim of the project team is to achieve the ramp-up plan and to complete the balance of the oxide circuit during the fourth quarter. In addition, a total of 1.1Mt of ore has been mined from the open pit at an average grade of 2.69g/t for this quarter. The development work on the twin declines is progressing well with a total of 1,222m achieved this quarter. Good progress has also been achieved on the vertical shaft. The pre-sink was completed at 102.4m below the surface on the 5
th
of August and the focus for the final quarter of the year is to complete the winder installation and to start the main sink. The Relocation Action Plan (RAP) is also nearing completion, with a total of 4,216 new houses built.

In the Americas, the Mine Life Extension project at CC&V (approved cost over 5 years US$585m) is progressing as per schedule. Work has also commenced on the VLF2 and Highway 67 relocation. The mill schedule is due for mechanical completion late in the third quarter of 2014 and commissioning/ production ramp up in the fourth quarter of 2014, with full production in 2015. The VLF2/ADR2 schedule is as follows:
·       2013: complete the highway realignment and earth works to fill the underground voids and shape the
VLF facility;
·
2014: complete lining the pregnant solution pond area (triple lined area) and start filling the area for the
ADR2 (the gold recovery plant) platform;
·
2015: complete the ADR2 pad, construct the ADR2 plant and start loading ore on the first phase VLF2;
·
2016: commission ADR2/VLF2 and start gold production.
Quarterly Report September 2013 - www.AngloGoldAshanti.com

At Obuasi, the mine improvement process continues with production ramp up and mechanised development on track (on schedule and on budget). This includes implementing the mechanisation plan and development for Block 10. Sansu Bypass development was completed during the current quarter.

The current project plan includes the decline schedule with expected 1,560 mechanised development metres by year end. This will be an increase of about 80% from where the decline is in this reporting quarter. The plan also includes mechanisation of all mining blocks; improved life of mine plan (with critical first 10-year focus); Surface & Underground capital programme; organisational structure & critical skills assessment; and
water management, environmental & community considerations.

UPDATE ON COST OPTIMISATION AND PORTFOLIO REVIEW

Cost optimisation and portfolio review: A process remains underway to improve efficiency across the business, to identify long-term savings in the company’s direct and indirect cost base and to optimise capital expenditure. Mine plans are being adjusted and in some cases stockpiled inventories may be processed with a view to further reduce costs and improve cash flow.

In addressing corporate costs, headcount reductions have been made across the global employee base, including capital contractors and other service providers and indirect spend further rationalised.

Furthermore, the previously announced Project 500 initiatives are currently underway in an effort to realise approximately $500m of cost savings by the end of next year. Project 500 seeks to identify key interventions and core focus points on cost containment, and its principles are being implemented across the business.
The Project 500 approach was piloted at twelve global sites which were selected on the basis of being among the largest long-term producers in the company. The Project 500 team has started its second round of visits to the balance of the group’s sites.

Project 500 was piloted for the SA Region at Moab Khotsong and savings were identified through the deferment of projects and other cost saving opportunities which include, but were not limited to, energy optimisation initiatives, reduction in consumable expenditure and optimisation of underground locomotive fleets. In the Continental Africa region, the implementation of Project 500 continued during the quarter and is starting to deliver sustainable cost savings at both site and regional levels.

At Cerro Vanguardia, different Project 500 initiatives were launched to realise efficiencies and production improvements including changes to underground mine design, extension of tyres’ operational life, optimisation and stabilisation of the carbon-in-leach plant and regeneration circuits.

The exit from exploration activities in 13 non-core countries is proceeding according to plan and should be largely complete by the end of the year. Negotiations around the sale of Navachab are still underway.
However, there can be no assurance that a sale and purchase agreement will be entered into or that any sale transaction will be completed.

WAGE NEGOTIATIONS UPDATE

The Gold Sector wage negotiations were concluded after a short strike which affected only the Vaal River region of our South African operations. AngloGold Ashanti, with the rest of the gold companies represented by the Collective Bargaining unit of the Chamber of Mines, concluded a two-year wage agreement with the
National Union of Mineworkers (NUM); Solidarity and the United Association of South Africa (UASA) . The
wage agreement included salary increases of between 7.5% and 8.0% in the first year effective from 1 July
2013 and an increase linked to South Africa’s Consumer Price Index in the second year, effective 1 July
2014. For the 2013 year, the increases are 8% for Category 4 and 5 employees (which include rock-drill operators) and 7.5% for the balance of the workforce. Living allowances were also increased.
Quarterly Report September 2013 - www.AngloGoldAshanti.com

TECHNOLOGY AND INNOVATION UPDATE

During the third quarter of 2013, the Technology Innovation Consortium has made considerable progress in prototype development pertaining to the key technologies that will establish the base to mine all of the gold, only the gold, all the time, safely at AngloGold Ashanti’s deep-level underground mining operations.

Reef Boring (Stoping): In the third quarter, two double-pass holes and one single-pass hole were drilled with the Sandvik 660mm diameter reamer at the TauTona test site. Changes to the machine and the drill cutter heads are expected to be ready for testing before the end of the year. The best performance to date with the 540mm reamer for a single pass and double pass was 3.2 and 4.4 days, respectively. The performance times for the holes with the 660mm Sandvik reamer were 3.4 and 4 days, respectively both of which were double pass holes. Single pass drilling will be tested during the fourth quarter.

Site Equipping: During the third quarter, site equipping, opening up and development of the future production sites in the CLR and VCR reefs at the TauTona mine has progressed according to schedule. The development of the reef drive on Kopanang is progressing according to schedule and was more than three-
quarters complete by mid-October 2013. Once complete, site equipping will commence. Equipping crews at
Great Noligwa are continuing opening up operations after development of the reef drive commenced in
September.

Machine Manufacturing: The design and manufacturing process for the first set of production of reef-boring machines is underway. The order for the manufacturing of the first Atlantis Mark III machine for medium reefs to be deployed to the TauTona mine has been placed and is scheduled for delivery in the first quarter in
2014. Design of the HPE reef borer and the Sandvik reef driller machines for narrow reefs are underway with orders to be placed by the end of the year, pending approval of the designs.

Ultra High Strength Backfill (UHSB)
Thirteen holes have been filled as at 30 September 2013. Further enhancements to the batch mixing process, which focusses on increasing the mix volumes and reducing the preparation time of the UHSB has been the focal point for this quarter resulting in a prototype mixer and batch-plant concept. Stress monitoring instrumentation installed within the filled holes is producing real time data to evaluate the effectiveness of the
UHSB assisted by closure meters installed in surrounding tunnels to determine the rock mass response to the effect of reef boring drilling.

SAFETY

The third quarter marks the best quarterly safety performance in AngloGold Ashanti history, with an all injury frequency rate of 6.65 per million hours worked and several other major milestones passed. The third quarter also marks the fifth consecutive quarterly improvement in Fatal Injury Frequency Rate, about 50% better than the previous quarter and 80% better than the same period last year. Continued safety focus and steadfast commitment coupled with fatal injury prevention initiatives at all levels, as well as intensive focus on high-potential safety incidents, are the primary drivers of change.

Our South African operations recorded a fatality free quarter which represents a significant achievement and an encouraging turnaround from a difficult start to the year. In the Vaal River region there has been excellent progress on safety, with 14 months now passed without a fatality. The group had one fatality during the quarter following a vehicle accident at Iduapriem.

Despite this exceptional performance, the focus is on understanding the reason for, and preventing, high potential incidents, most notably involving fall of ground, underground rail-bound transport, heavy mobile equipment and light vehicle operation. These incidents serve as valuable organisational learning opportunities and sharing the lessons from any occurrences has substantially increased.
Quarterly Report September 2013 - www.AngloGoldAshanti.com

OPERATING HIGHLIGHTS

The South African operations produced 329,000oz at a total cash cost of $851/oz in the three months ended 30 September 2013, compared with 373,000oz at a total cash cost of $849/oz in the third quarter of
2012. This compared to production of 307,000oz at a total cash cost of $890/oz in the second quarter of
2013. Safety-related disruptions and lower grades impacted production levels across the region. In addition, a fire incident at Kopanang mine and the three-day strike that halted the Vaal River operations during the quarter had an adverse impact.

At the West Wits operations, quarterly performance was negatively affected by increased seismic activity and safety stoppages. Production for the West Wits region was 149,000oz at a total cash cost of $814/oz compared to 196,000oz at $872/oz in the same quarter last year and 136,000oz at $829/oz the previous quarter. Mponeng was hardest hit with a 29% reduction in grades recovered from 9.4g/t to 6.7g/t year-on-
year. The ore quality at Mponeng suffered as mining has moved out of the higher grade areas and the addition of waste rock throughput has diluted yield.

Notwithstanding the fact that the Vaal River operations experienced a short strike, safety stoppages and the fire at Kopanang, gold output declined only marginally to 122,000oz at a total cash cost of $867/oz compared to 123,000oz in the third quarter of 2012 at total cash cost of $872/oz. This compared to 110,000oz at a total cash cost of $958/oz the previous quarter. The average grade recovered at Moab Khotsong increased by
22% compared to the third quarter last year. This favourable yield was achieved through a reduction in dilution due to a decrease in stoping width and a higher average reef grade being mined.

Surface operations experienced a 9% year-on-year increase in production to 59,000oz as tonnage ramp-up incorporating the Business Process Framework (BPF) at Mine Waste Solutions has helped ensure that higher tonnages are being treated than in the past. Total cash costs increased by 5% to $915/oz year-on-
year, largely as a result of significant price pressure on reagents and fuel. Grades continue to improve as
Vaal River tailings now supplement the Mine Waste Solutions tailings. Completion of the uranium circuit at
Mine Waste Solutions is expected to allow uranium production to commence in the fourth quarter and is also anticipated to improve gold recovery rates.

On August 27, a tailings pipeline running from AngloGold Ashanti’s Mine Waste Solutions operation to our
Kareerand tailings storage facility failed, resulting in a spillage of mining residue towards and into the
Koekemoer Spruit near Stilfontein. An investigation concluded that the failure was a consequence of thieves removing bolts from the pipeline’s flanges. Operations were temporarily suspended and containment walls were constructed to contain the spillage and minimise the impact on the Koekemoer Spruit and the surrounding environment. All relevant regulators and landowners adjacent to the Spruit have been notified of the incident. A specialist response team was appointed to monitor any impacts on flora and fauna in the area.

In Tanzania, Geita’s production increased by 12% to 127,000oz compared to the previous quarter (no change year-on-year), as a result of a 13% increase in tonnage throughput as operations normalised following the SAG Mill replacement earlier in the year. Total cash costs however increased by 7% to $549/oz compared to the previous quarter due to higher mining costs as a result of operational mining plan revisions.

In Ghana, Obuasi’s production increased by 13% year-on-year to 68,000oz due to progressive improvements in both mining and processing plant efficiencies, resulting in a 15% increase in recovered grade together with a 3% increase in tonnage throughput. Total cash costs consequently decreased by 7%
to $1,082/oz over the same period last year. The mine incurred once-off restructuring costs for the sustainable transition toward greater mechanisation. Production improved 17% from the previous quarter of
58,000oz at a total cash cost of $1,560/oz.
Quarterly Report September 2013 - www.AngloGoldAshanti.com

Iduapriem’s production increased by 38% to 62,000oz year-on-year as a result of a 29% increase in recovered grade, together with a 7% increase in tonnage throughput. This compares to 51,000oz at a total cash cost of $911/oz the previous quarter. This records the highest quarterly production performance for the mine in nine years. Total cash costs decreased by 39% year-on-year to $580/oz as a result of the higher production and the cost benefits of renegotiating contract rates.

In Guinea, Siguiri’s production (85% attributable) increased by 15% to 69,000oz year-on-year and 11% from the previous quarter, as the operation maintained the momentum of exceeding planned quarterly production targets. Tonnage throughput was sustained at record levels achieved in the previous quarter and recovered grade increased by 12% as the mine treated higher grade stockpiled ore. Total cash costs increased by 16%
to $987/oz quarter-on-quarter as the once-off benefits of the reduced cost of electricity provided to the local community were not repeated in the current quarter. Siguiri achieved seven consecutive quarters of production in excess of budget while maintaining record levels of plant throughput achieved in the previous year.

In the United States, Cripple Creek & Victor’s production was 69,000oz, 15% year-on-year and 15% on the previous quarter due to fresh water to the heap leach pad and stacking ore closer to the liner which helps to draw down inventory. Total cash cost increased by 2% to $744/oz compared with the previous quarter due to higher-cost ounces placed on the heap leach pad, longer waste hauls and lower recoverable grades.

In Brazil, the operations had a strong quarter producing 138,000oz at a total cash cost of $629/oz in the third quarter of 2013. AngloGold Ashanti Córrego do Sítio Mineração’s production was 13% higher year-on-year at 103,000oz and 36% higher than previous quarter due to higher tonnage treated and feed grades at both
Cuiabá and Córrego do Sítio complexes as planned. Total cash cost was $602/oz, 30% lower quarter-on-
quarter as a consequence of higher gold produced, higher by-product credits, cost management initiatives and Brazilian Real depreciation.

In Argentina, Cerro Vanguardia´s production (92.5% attributable) at 63,000oz was 2% higher than the previous quarter mainly due to higher grade. Gold production was 13% higher year-on-year, mainly due to the effect of higher grade and also due to higher ounces produced by the heap leach operation. Silver production at 786,000oz increased 7% compared to the previous quarter. Total cash cost was $614/oz, remained unchanged from the previous quarter, despite a challenging inflationary environment affecting all input costs.

In Australia region, Sunrise Dam’s production was 62,000oz, 24% higher than the previous quarter. This, however, was slightly lower than expected primarily as a result of lower grades experienced in the underground mine. Total cash costs decreased by 31% from the previous quarter to $1,184/oz. Third quarter cash costs were favourably impacted by improvements in grade and movements in inventories. A total of
304m of underground capital development and 1,986m of operational development were completed during the quarter.

EXPLORATION

Total exploration expenditure during the third quarter, inclusive of expenditure at equity accounted joint ventures, was $77m ($33m on Brownfield, $20m on Greenfield and $24m on pre-feasibility studies), compared with $107m during the same quarter the previous year ($33m on Brownfield, $35m on Greenfield and $39m, on pre-feasibility studies).

In Colombia, exploration continued at the Nuevo Chaquiro target, Quebradona project, in a joint venture with B2Gold (AngloGold Ashanti 84%). A total of 1,746m of diamond drilling was completed during the quarter and discovered the highest grade mineralisation to date. CHA-039 returned 686m of mineralisation averaging 0.72% Cu and 0.33 g/t Au or a 1.44g/t Au equivalent from 634m inclusive of 248m averaging
1.06% Cu and 0.44g/t Au or 2.09g/t Au equivalent. This higher grade zone is associated with a distinct early diorite intrusive. This drillhole has extended the mineralised envelope a further 200m to the northeast which remains open in this direction.
Quarterly Report September 2013 - www.AngloGoldAshanti.com

In Australia, aircore drilling progressed solidly at the Tropicana JV (AngloGold Ashanti 70%) during the quarter with several prospects tested in the core of the Tropicana JV package and testing of near-mine targets also commenced. Follow-up aircore drilling at the Beetle Juice and Madras Prospects, within 15km to
40km south of the Tropicana Gold Mine (TGM), continued to return encouraging gold results from oxide material. Recent aircore drilling in the Phoenix-Tumbleweed domain, 16km north of TGM, has also returned encouraging results. At the Viking project (AngloGold Ashanti 100%); the follow-up RC drilling campaign at the Beaker Prospect did not extend the original high-grade gold intercepts from previous drilling and the project is now being divested. At the Nyngan JV (AngloGold Ashanti 70%), a gravity survey was completed across all four tenements with interpretation identifying several prospective target areas for follow up. Access negotiations with local land owners are in progress ahead of planned ground geophysics (IP surveying) to better delineate targets for drill testing in 2014.

In Guinea, exploration work continued on the Kounkoun trend in Block 3 (AngloGold Ashanti 85%), with infill and metallurgical testwork drilling at the KK1 and KK3 prospects with a total of 6,366m of combined aircore, RC and diamond completed. At KK1, mineralisation has been extended a further 400m northward, along strike, and continues to highlight the upside potential of the Kounkoun trend. Mineralisation remains open down-dip and along strike with the best third quarter results including, but not limited to (true widths), 24.6m @ 3.26g/t Au in
KKRC401, 18.1m @ 2.76g/t Au in KKRC441, 15.5m @ 5.58g/t Au in KKRC456, 29.2m @ 1.72g/t Au in
KKDD011 and 31.3m @ 1.86g/t Au in KKRCDD012.
Detailed information on the exploration activities and studies both for Brownfields and Greenfields is
available on the AngloGold Ashanti website   (
www.anglogoldashanti.com
).
OUTLOOK

Gold production for the fourth quarter of 2013 is estimated at 1,130Moz to 1,170Moz. Total cash costs are estimated at around $800/oz at an average exchange rate of R9.85/$, BRL2.18/$, A$0.95/$ and AP5.90/$
and fuel at $110/barrel.

Both cost and production estimates assume a ramp-up of production from the two new projects, Tropicana and Kibali, Sunrise Dam delivering production from the high-grade crown pillar area located at the base of the open pit mine, continued solid and uninterrupted performance from South Africa and the Americas and
Continental Africa holding steady.

As in prior years, the fourth quarter earnings may be distorted by year-end accounting adjustments such as reassessment of useful lives and impairment of mining tangible assets and investments, reset of environmental rehabilitation provisions, direct, indirect and deferred taxation provisions and a reassessment of the quality of stockpile ounces.

Other known or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Please refer to the Risk Factors section in AngloGold Ashanti’s prospectus supplement to its prospectus dated 17 July 2012, filed with the United States Securities and Exchange Commission (“SEC”)
on 26 July 2013 and available on the SEC’s homepage at http://www.sec.gov.
Quarterly Report September 2013 - www.AngloGoldAshanti.com

Group income statement
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2013
2013
2012
2013
2012
US Dollar million
Notes
Reviewed Reviewed
Restated
Reviewed Reviewed
Restated
Reviewed
Revenue
2
1,415
1,301 1,664 4,234 5,142
Gold income 2
1,374
1,242 1,629 4,079 4,955
Cost of sales 3
(1,064)
(1,012) (1,029) (3,104) (2,958)
(Loss) gain on non-hedge derivatives and other
commodity contracts
(34)
100 (61) 66 (61)
Gross profit
276
330 539 1,041 1,936
Corporate administration, marketing and other
expenses
(42)
(57) (70) (165) (207)
Exploration and evaluation costs
(55)
(79) (107) (214) (271)
Other operating expenses 4
(7)
(10) (5) (18) (40)
Special items 5
(92)
(3,203) (25) (3,319) -
Operating profit (loss)
80
(3,019) 332 (2,675) 1,418
Dividends received
2
-
- 7 5 7
Interest received
2
8
10 10 24 31
Exchange gain
10
5 1 11 7
Finance costs and unwinding of obligations
6
(89)
(69) (65) (222) (163)
Fair value adjustment on $1.25bn bonds
(46)
- - (46) -
Fair value adjustment on option component of
convertible bonds
-
- (2) 9 66
Fair value adjustment on mandatory convertible
bonds
44
175 (11) 356 97
Share of associates and joint ventures' profit (loss)
7
25
(183) (1) (166) 12
Profit (loss) before taxation
32
(3,081) 271 (2,704) 1,475
Taxation 8
(38)
895 (84) 759 (391)
(Loss) profit for the period
(6)
(2,186) 187 (1,945) 1,084
Allocated as follows:
Equity shareholders
1
(2,165) 187 (1,925) 1,071
Non-controlling interests
(7)
(21) - (20) 13
(6)
(2,186) 187 (1,945) 1,084
Basic earnings (loss) per ordinary share (cents)
(1)(3)
0
(559) 48 (496) 277
Diluted (loss) earnings per ordinary share (cents)
(2)
(9)
(575) 48 (556) 232
(1)
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
(2)
Calculated on the diluted weighted average number of ordinary shares.
The reviewed financial statements for the quarter and nine months ended 30 September 2013 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr John Edwin Staples, the Group's Chief Accounting Officer. This process was supervised by Mr Richard Duffy, the Group's Chief Financial Officer and Mr Srinivasan Venkatakrishnan, the Group's Chief Executive Officer. The financial statements for the quarter and nine months ended 30 September 2013 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc. A copy of their unmodified review report is available for inspection at the company's head office.
(3)
The basic earnings per ordinary share for the September 2013 quarter end is 0.26 cents.
Quarterly Report September 2013 - www.AngloGoldAshanti.com

Group statement of comprehensive income
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2013
2013
2012
2013
2012
US Dollar million
Reviewed Reviewed
Restated
Reviewed Reviewed
Restated
Reviewed
(Loss) profit for the period
(6)
(2,186) 187 (1,945) 1,084
Items that may be reclassified subsequently
to profit or loss:
Exchange differences on translation of foreign
operations
(8)
(191) (24) (348) (56)
Net gain (loss) on available-for-sale financial assets
3
(12) (6) (23) (17)
Release on impairment of available-for-sale
financial assets (note 5)
4
13 3 29 4
Release on disposal of available-for-sale
financial assets
(1)
- - (1) -
Deferred taxation thereon
-
- (1) 2 4
6
1 (4) 7 (9)
Items that will not be reclassified to profit or
loss:
Actuarial (gain) loss recognised
(13)
30 - 17 -
Deferred taxation rate change thereon
-
- - - (9)
Deferred taxation thereon
3
(8) - (5) -
(10)
22 - 12 (9)
Other comprehensive loss for the period,
net of tax
(12)
(168) (28) (329) (74)
Total comprehensive (loss) income for the
period, net of tax
(18)
(2,354) 159 (2,274) 1,010
Allocated as follows:
Equity shareholders
(11)
(2,333) 159 (2,254) 997
Non-controlling interests
(7)
(21) - (20) 13
(18)
(2,354) 159 (2,274) 1,010
Rounding of figures may result in computational discrepancies.
Quarterly Report September 2013 - www.AngloGoldAshanti.com 11

Group statement of financial position
As at
As at
As at
As at
September
June
December
September
2013
2013
2012
2012
US Dollar million
Notes
Reviewed Reviewed
Unaudited
Restated
Reviewed
ASSETS
Non-current assets
Tangible assets
4,800
4,659 7,776 7,733
Intangible assets
288
281 315 289
Investments in associates and joint ventures
1,233
1,127 1,047 914
Other investments
134
130 167 175
Inventories
602
590 610 589
Trade and other receivables
29
34 79 85
Deferred taxation
541
546 97 161
Cash restricted for use
30
29 29 32
Other non-current assets
7
7 7 9
7,664
7,403 10,127 9,987
Current assets
Inventories
1,064
1,068 1,213 1,135
Trade and other receivables
425
450 472 560
Cash restricted for use
36
34 35 61
Cash and cash equivalents
786
415 892 1,123
2,311
1,967 2,612 2,879
Non-current assets held for sale 15
150
137 - 1
2,461
2,104 2,612 2,880
TOTAL ASSETS
10,125
9,507 12,739 12,867
EQUITY AND LIABILITIES
Share capital and premium 11
6,988
6,758 6,742 6,721
Accumulated losses and other reserves
(3,555)
(3,552) (1,269) (1,034)
Shareholders' equity
3,433
3,206 5,473 5,687
Non-controlling interests
(22)
(14) 21 61
Total equity
3,411
3,192 5,494 5,748
Non-current liabilities
Borrowings
3,583
2,212 2,724 2,708
Environmental rehabilitation and other provisions
1,057
1,043 1,238 1,234
Provision for pension and post-retirement benefits
179
164 221 214
Trade, other payables and deferred income
2
2 10 12
Derivatives
-
- 10 28
Deferred taxation
593
583 1,084 1,227
5,414
4,004 5,287 5,423
Current liabilities
Borrowings
326
1,281 859 713
Trade, other payables and deferred income
835
868 979 829
Bank overdraft
25
31 - -
Taxation
54
74 120 154
1,240
2,254 1,958 1,696
Non-current liabilities held for sale 15
60
57 - -
1,300
2,311 1,958 1,696
Total liabilities
6,714
6,315 7,245 7,119
TOTAL EQUITY AND LIABILITIES
10,125
9,507 12,739 12,867
Rounding of figures may result in computational discrepancies.
Quarterly Report September 2013 - www.AngloGoldAshanti.com

Group statement of cash flows
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2013
2013
2012
2013
2012
US Dollar million
Reviewed Reviewed
Restated
Reviewed Reviewed
Restated
Reviewed
Cash flows from operating activities
Receipts from customers
1,396
1,343 1,603 4,231 5,052
Payments to suppliers and employees
(1,048)
(1,147) (1,109) (3,279) (3,212)
Cash generated from operations
348
196 494 952 1,840
Dividends received from joint ventures
10
- 14 18 54
Taxation refund
-
- - 1 -
Taxation paid
(39)
(56) (164) (156) (419)
Net cash inflow from operating activities
319
140 344 815 1,475
Cash flows from investing activities
Capital expenditure
(327)
(418) (488) (1,129) (1,262)
Interest capitalised and paid
2
(3) (4) (5) (8)
Expenditure on intangible assets
(18)
(20) (24) (50) (52)
Proceeds from disposal of tangible assets
1
7 2 7 4
Other investments acquired
(17)
(24) (18) (73) (80)
Proceeds from disposal of investments
16
22 17 65 73
Investments in associates and joint ventures
(120)
(124) (106) (394) (217)
Proceeds from disposal of associates and joint ventures
-
1 - 6 20
Loans advanced to associates and joint ventures
(3)
(22) (1) (26) (64)
Loans repaid by associates and joint ventures
31
2 - 33 1
Dividends received
-
- 1 5 1
Proceeds from disposal of subsidiary
-
- - 2 -
Cash in subsidiary disposed
-
- 5 - 5
Cash effects of disposal group
(5)
- - (6) -
Acquisition of subsidiary and loan
-
- (335) - (335)
Increase in cash restricted for use
(2)
(5) (33) (7) (31)
Interest received
4
4 7 13 26
Net cash outflow from investing activities
(438)
(580) (977) (1,559) (1,919)
Cash flows from financing activities
Proceeds from issue of share capital
-
- 1 - 2
Proceeds from borrowings
1,640
319 1,061 2,106 1,212
Repayment of borrowings
(1,058)
(72) (203) (1,226) (212)
Finance costs paid
(58)
(62) (17) (158) (89)
Acquisition of non-controlling interest
-
- - - (215)
Revolving credit facility and bond transaction costs
(29)
- (21) (34) (29)
Dividends paid
3
(27) (46) (50) (214)
Net cash inflow from financing activities
498
158 775 638 455
Net increase (decrease) in cash and cash equivalents
379
(282) 142 (106) 11
Translation
(1)
(15) (6) (25) -
Cash and cash equivalents at beginning of period
383
680
987
892
1,112
Cash and cash equivalents at end of period
(1)
761
383
1,123 761
1,123
Cash generated from operations
Profit (loss) before taxation
32
(3,081) 271 (2,704) 1,475
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
34
(100) 61 (66) 61
Amortisation of tangible assets
153
206 209 572 612
Finance costs and unwinding of obligations
89
69 65 222 163
Environmental, rehabilitation and other expenditure
(8)
(15) (2) (30) (2)
Special items
76
3,204 10 3,311 13
Amortisation of intangible assets
6
8 1 15 3
Fair value adjustment on $1.25bn bonds
46
- - 46 -
Fair value adjustment on option component of convertible bonds
-
- 2 (9) (66)
Fair value adjustment on mandatory convertible bonds
(44)
(175) 11 (356) (97)
Interest received
(8)
(10) (10) (24) (31)
Share of associates and joint ventures' profit (loss)
(25)
183 1 166 (12)
Other non-cash movements
8
8 4 19 73
Movements in working capital
(11)
(101)
(129)
(210) (352)
348
196 494 952 1,840
Movements in working capital
Increase in inventories
(18)
(58) (87) (116) (209)
Decrease (increase) in trade and other receivables
31
(1) (90) 49 (181)
(Decrease) increase in trade and other payables
(24)
(42)
48
(143)
38
(11)
(101) (129) (210) (352)
Rounding of figures may result in computational discrepancies.
(1)
The cash and cash equivalents balance at 30 September 2013 includes a bank overdraft included in the statement of financial position as part of current liabilities of $25m
(June 2013: $31m).
Quarterly Report September 2013 - www.AngloGoldAshanti.com

Group statement of changes in equity
Share
Cash
Available
Foreign
capital
Other
Accumu-
flow
for
Actuarial
currency
Non-
and
capital
lated
hedge
sale
(losses)
translation
controlling
Total
US Dollar million
premium
reserves
losses
reserve
reserve
gains
reserve
Total
interests
equity
Balance at 31 December 2011 - as
previously reported
6,689
171 (1,300) (2) 18 (78) (469) 5,029 137 5,166
Restated for IFRIC 20 adjustments
(1)
(46) (1) (47) (47)
Restated for IAS 19R adjustments
(1)
(5) 5 - -
Balance at 31 December 2011
- restated
6,689
171 (1,351) (2) 18 (73) (470) 4,982 137 5,119
Profit for the period 1,071 1,071 13 1,084
Other comprehensive loss (9) (9) (56) (74) (74)
Total comprehensive income (loss)
-                  -              1,071                     -                  (9)                (9)                  (56)                 997                 13               1,010
Shares issued 32
32 32
Share-based payment for share awards
net of exercised
12 12 12
Acquisition of non-controlling interest
(144) (144) (71) (215)
Dividends paid (193) (193) (193)
Dividends of subsidiaries - (17) (17)
Translation
(6)                                        3
1 3 1 (1) -
Balance at 30 September 2012 - restated
6,721 177
(614) (2)
10
(79)
(526)
5,687
61
5,748
Balance at 31 December 2012 - restated
6,742
177
(806)
(2)
13
(89)
(562)
5,473
21
5,494
Loss for the period
(1,925)
(1,925)
(20)
(1,945)
Other comprehensive income (loss)
7
12
(348)
(329)
(329)
Total comprehensive (loss) income
-                   -            (1,925)                  -                   7                  12                  (348)            (2,254)               (20)           (2,274)
Shares issued
246
246
246
Share-based payment for share awards
net of exercised
8
8
8
Dividends paid
(40)
(40)
(40)
Dividends of subsidiaries
-
(23)
(23)
Translation
(21)
8
1
(2)
14
-
-
Balance at 30 September 2013
6,988
164
(2,763)
(1)
18
(63)
(910)
3,433
(22)
3,411
(1)
Refer note 14.
Rounding of figures may result in computational discrepancies.
Equity holders of the parent
Quarterly Report September 2013 - www.AngloGoldAshanti.com

Segmental reporting
Sep
Jun
Sep
Sep
Sep
2013
2013
2012
2013
2012
Reviewed Reviewed
Restated
Reviewed Reviewed
Restated
Reviewed
Gold income
South Africa
452
423
606
1,382
1,669
Continental Africa
530
477
582
1,542
1,958
Australasia
83
71
101
249
333
Americas
359
337
421
1,091
1,243
1,424
1,308
1,709
4,264
5,203
Associates and joint ventures included above
(50)
(65)
(80)
(185)
(248)
1,374
1,242
1,629
4,079
4,955
Gross profit (loss)
South Africa
42
180
147
376
534
Continental Africa
130
100
219
359
817
Australasia
(11)
(30)
36
(38)
78
Americas
114
100
158
391
560
Corporate and other
(2)
-
6
(7)
24
273
350
566
1,081
2,013
Associates and joint ventures included above
3
(20)
(27)
(40)
(78)
276
330
539
1,041
1,936
Capital expenditure
South Africa
116
123
161
340
396
Continental Africa
198
221
240
627
622
Australasia
49
100
85
250
180
Americas
83
113
81
294
246
Corporate and other
2
-
18
6
35
448
556
585
1,516
1,478
Associates and joint ventures included above
(103)
(117)
(72)
(318)
(161)
345
439
512
1,198
1,317
Sep
Jun
Sep
Sep
Sep
2013
2013
2012
2013
2012
Reviewed Reviewed
Restated
Reviewed
Reviewed
Restated
Reviewed
Gold production
South Africa
329
307
373
964
1,041
Continental Africa
382
343
357
1,000
1,146
Australasia
62
50
64
173
203
Americas
270
235
237
739
695
1,043
935
1,030
2,876
3,084
As at
As at
As at
As at
Sep
Jun
Dec
Sep
2013
2013
2012
2012
Reviewed Reviewed
Unaudited
Restated
Reviewed
Total assets
(1)
South Africa
2,441
2,446
3,082
3,131
Continental Africa
3,568
3,401
4,846
4,846
Australasia
1,168
1,104
1,045
994
Americas
2,232
2,169
2,878
2,776
Corporate and other
716
387
888
1,120
10,125
9,507
12,739
12,867
Rounding of figures may result in computational discrepancies.
(1)
During the June 2013 quarter, post tax impairments of $213m were accounted for in South Africa, $1,555m in Continental Arica, $608m in the
Americas and $9m in Corporate and other.
AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the
Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.
Quarter ended
US Dollar million
Quarter ended
Nine months ended
US Dollar million
oz (000)
Nine months ended
Quarterly Report September 2013 - www.AngloGoldAshanti.com

Notes
for the quarter and nine months ended 30 September 2013
1.
Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2012 except for the adoption of new standards and interpretations effective 1 January 2013 (Refer note 14).
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS 34, IFRS as issued by the
International Accounting Standards Board, The Financial Reporting Guidelines as issued by the South African Institute of
Chartered Accountants, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the quarter and nine months ended 30 September 2013
.
2.      Revenue
Quarter ended
Nine months ended
Sep
Jun
Sep                   Sep                   Sep
2013
2013
2012                  2013                  2012
Reviewed Reviewed
Restated
Reviewed           Reviewed
Restated
Reviewed
US Dollar million
Gold income
1,374
1,242                 1,629
4,079                 4,955
By-products (note 3)
32
42                     28
109 132
Dividends received
-
- 7 5 7
Royalties received (note 5)
1
6                   (10)                     17                     18
Interest received
8
10                     10
24                     31
1,415
1,301                 1,664
4,234                 5,142
3.
Cost of sales
Quarter ended
Nine months ended
Sep
Jun
Sep                   Sep                  Sep
2013
2013
2012                  2013                 2012
Reviewed Reviewed
Restated
Reviewed           Reviewed
Restated
Reviewed
US Dollar million
Cash operating costs
805
825                   832
2,416 2,348
Insurance reimbursement
-
-
(30)                        -
(30)
By-products revenue (note 2)
(32)
(42)
(28)                  (109)                 (132)
773
783                   774
2,307 2,186
Royalties
30
30                     49
97 142
Other cash costs
12
11                     10
32                    25
Total cash costs
815
824                    833
2,436 2,353
Retrenchment costs
44
4                       2
53                       8
Rehabilitation and other non-cash costs
6
12                     16
29                     50
Production costs
865
840                    851
2,518 2,411
Amortisation of tangible assets
153
206                    209
572                   612
Amortisation of intangible assets
6
8                       1
15                       3
Total production costs
1,025
1,053                  1,062
3,106                3,026
Inventory change
39
(41)
(32)                     (1)
(68)
1,064
1,012                  1,029
3,104               2,958
4.
Other operating expenses
Quarter ended
Nine months ended
Sep
Jun
Sep                   Sep                  Sep
2013
2013
2012                  2013                 2012
Reviewed Reviewed
Restated
Reviewed            Reviewed
Restated
Reviewed
US Dollar million
Pension and medical defined benefit provisions
5
7
4                     16                    35
Claims filed by former employees in respect of loss of
employment, work-related accident injuries and
diseases, governmental fiscal claims and care and
maintenance of old tailings operations
2
3                      1                       2                      5
7
10 5 18 40
Rounding of figures may result in computational discrepancies.
Quarterly Report September 2013 - www.AngloGoldAshanti.com 16

5.      Special items
Quarter ended
Nine months ended
Sep
Jun
Sep               Sep              Sep
2013
2013
2012               2013             2012
Reviewed Reviewed
Restated
Reviewed        Reviewed
Restated
Reviewed
US Dollar million
Impairment and derecognition of goodwill, tangible assets and intangible assets (note 9)
8
2,982 1 2,992 2
Impairment of other investments (note 9)
4
14 3 29 4
Impairment reversal of intangible assets (note 9)
-
- - - (10)
Impairment of other receivables
-
- 1 - 1
Net loss (profit) on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 9)
1
(4) 7 (2) 13
Royalties received (note 2)
(1)
(6) 10 (17) (18)
Indirect tax expenses and legal claims
5
28 3 36 8
Inventory write-off due to fire at Geita
-
- - 14 -
Legal fees and other costs related to MBC contract termination
-
- - 1 -
Settlement costs of a legal claim at First Uranium
-
- - 2 -
Write-down of stockpiles and heap leach to net realisable value
-
178 - 178 -
Retrenchment costs
16
4 - 20 -
Write-off of a loan to SOKIMO
-
7 - 7 -
Costs on early settlement of convertible bonds
39
-
-                 39                    -
Transaction costs on the $1.25bn bond and standby facility
20
-
-                 20                    -
92
3,203
25              3,319
-
During the quarter ended 30 June 2013, impairment, derecognition of assets and write-down of inventories to net realisable value includes the following:
The group reviews and tests the carrying value of its mining assets (including ore-stock piles) when events or changes in circumstances suggest that the carrying amount may not be recoverable.
Consideration was given to a range of indicators including a decline in gold price, increase in discount rates and reduction in market capitalisation. As a result, certain cash generating units’ recoverable amounts, including Obuasi and Geita in Continental Africa, Moab
Khotsong in South Africa and CC&V and AGA Mineração in the Americas, did not support their carrying values at 30 June 2013 and impairment losses were recognised as at 30 June 2013. The impairment for these cash generating units represents 80% of the total impairment and range between $200m and $700m per cash generating unit on a post taxation basis.
Goodwill
impairment
Tangible
asset
impairment
Intangible
asset
impairment
Asset
derecognition
(1)
Investments in
equity-accounted
associates and
joint ventures
impairment
Inventory
write-
down
Pre-tax
sub total
Taxation
thereon
Post-tax
total
US Dollar million
South Africa - 293 - - - 1 294 (81) 213
Continental Africa - 1,646 - 103 178 177 2,104 (549) 1,555
Americas 14 914 12 - - - 940 (332) 608
Corporate and other - - - - 9 - 9 - 9
14 2,853 12 103 187 178 3,347 (962) 2,385
(1)
The Mongbwalu project in the Democratic Republic of the Congo discontinued.
Rounding of figures may result in computational discrepancies.
Impairment calculation assumptions as at 30 June 2013 – goodwill, tangible and intangible assets
Management assumptions for the value in use of tangible assets and goodwill include:
·    the gold price assumption represents management’s best estimate of the future price of gold. A long-term real gold price of $1,252/oz
(2012: $1,584/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.
Annual life of mine plans take into account the following:
·    proved and probable Ore Reserve;
·    value beyond proved and probable reserves (including exploration potential) determined using the gold price assumption referred to above;
·    the real pre-tax discount rate, per cash generating unit which ranged from 6.21% to 18.07% is derived from the group’s weighted average cost of capital (WACC) and risk factors which was consistent with the basis used in 2012. The group WACC of 6.54% (real, post-tax) which is 128 basis points higher than in 2012 of 5.26%, is based on the average capital structure of the group and three major gold companies considered to be appropriate peers. In determining the WACC for each cash generating unit, sovereign and mining risk factors are considered to determine country specific risks. Project risk has been applied to cash flows relating to certain mines that are deep level underground mining projects in South Africa and Continental Africa region;
·    foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
·    cash flows used in impairment calculations are based on life of mine plans which range from 3 years to 47 years;
·    under International Financial Reporting Standards it is clear that in preparing interim financial reports, companies make more use of estimation methods than they do in the process of annual financial reporting. AngloGold Ashanti’s estimates of a range of factors, including its reserve and resource inventory and future production and cost levels, are premised on an extensive annual planning process (the last of which was completed at the end of 2012). AngloGold Ashanti’s impairments totalling $2.4bn were calculated using these most recent planning estimates from the end of 2012, along with adjustments to elements that are known. They do not include information from optimised mine plans, which are currently being prepared and will include measures to mitigate the effects of the recent decline in the gold price. Bearing in mind the assumptions made and the information used, these estimates of impairments necessarily contain a greater element of uncertainty than those traditionally completed at year-end and will be updated in our fourth-
quarter results, scheduled for release in February of 2014; and
Quarterly Report September 2013 - www.AngloGoldAshanti.com 17

·   variable operating cash flows are increased at local Consumer Price Index rates.
Impairment calculation assumptions – Investments in equity-accounted associates and joint ventures
The impairment indicators considered the quoted share price, current financial position and decline in anticipated operating results.
Included in share of equity-accounted investments’ loss of $183m is an impairment of $187m.
Net realisable value calculation assumptions as at 30 June 2013 – Inventory
The decline in the spot gold price to $1,200/oz resulted in a net realisable value decrease below carrying value of the stockpiles and heap leaches at certain operations. The practice of writing down inventories to the lower of cost or net realisable value is consistent with the view that assets should not be carried in excess of amounts expected to be realised from their sale or use.
6.
Finance costs and unwinding of obligations
Quarter ended
Nine months ended
Sep
Jun
Sep                    Sep              Sep
2013
2013
2012                    2013            2012
Reviewed
Reviewed
Restated
Reviewed           Reviewed
Restated
Reviewed
US Dollar million
Finance costs
76
54
50                      179            121
Unwinding of obligations, accretion of convertible bonds and other discounts
13
15
15                        43             43
89
69
65                      222            163
7.
Share of associates and joint ventures’ profit (loss)
Quarter ended
Nine months ended
Sep
Jun
Sep                 Sep               Sep
2013
2013
2012                2013              2012
Reviewed
Reviewed
Restated
Reviewed         Reviewed
Restated
Reviewed
US Dollar million
Revenue
62
75
83                 217                259
Operating and other expenses
(67)
(64)
(75)               (201)              (215)
Special items
(1)
-
-
(2)
3
Net interest received (paid)
1
2
(1)                    3
(1)
(Loss) profit before taxation
(5)
13
7                  17                  46
Taxation
(2)
(9)
(8)                (20)                (22)
(Loss) profit after taxation
(7)
4
(1)                  (3)                 24
Net reversal (impairment) of investments in associates and joint ventures (note 9)
(1)
31
(187)
-
(162)
(12)
25
(183)
(1)              (166)
12
(1)
During the September 2013 quarter, a loan of $31m was recovered which was impaired in 2012.
8.   Taxation
Quarter ended
Nine months ended
Sep
Jun
Sep                Sep                Sep
2013
2013
2012               2013               2012
Reviewed
Reviewed
Restated
Reviewed        Reviewed
Restated
Reviewed
US Dollar million
South African taxation
Mining tax
(4)
(7)
25                   6
82
Non-mining tax
-
-
6                   1
11
Under (over) prior year provision
-
1
(2)
(1)
-
Deferred taxation
Temporary differences
8
(69)
19                 (52)                 37
Unrealised non-hedge derivatives and other commodity
contracts
(9)
27
(17)                   18
(17)
Change in statutory tax rate
-
-
-                    -
(131)
(5)
(49)
31                 (28)               (18)
Foreign taxation
Normal taxation
25
(15)
78                  64
297
(Over) under prior year provision
(9)
-
-
(8)
5
Deferred taxation
Temporary differences
27
(831)
(25)               (787)
69
Change in statutory tax rate
-
-
-
-
38
43
(846)
53               (731)                409
38
(895)
84               (759)                391
Quarterly Report September 2013 - www.AngloGoldAshanti.com

9.
Headline (loss) earnings
Quarter ended
Nine months ended
Sep
Jun
Sep               Sep                Sep
2013
2013
2012               2013              2012
Reviewed
Reviewed
Restated
Reviewed        Reviewed
Restated
Reviewed
US Dollar million
The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline (loss) earnings:
Profit (loss) attributable to equity shareholders
1
(2,165)
187           (1,925)              1,071
Impairment and derecognition of goodwill, tangible assets and intangible assets (note 5)
8
2,982
1
2,992
2
Impairment reversal of intangible assets (note 5)
-
-
-                   -
(10)
Net loss (profit) on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 5)
1
(4)
7                 (2)                   13
Impairment of other investments (note 5)
4
14
3                 29                     4
Net (reversal) impairment of investments in associates and joint ventures (note 7)
(31)
187
-               162                   12
Special items of associates and joint ventures
-
-
-                   -
(3)
Taxation on items above - current portion
-
1
(1)                   1
(1)
Taxation on items above - deferred portion
(1)
(902)
(1)              (903)
-
(18)
112
197                354
1,088
Headline (loss) earnings per ordinary share (cents)
(1)
(5)
29
51                 91
281
Diluted headline (loss) earnings per ordinary share (cents)
(2)
(13)
(13)
51                   6
236
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Calculated on the diluted weighted average number of ordinary shares of 407,333,843 for the nine months ended September 2013 and 405,870,420 for the quarter ended September 2013.
Rounding of figures may result in computational discrepancies.
10. Number of shares
Quarter ended
Nine months ended
Sep
Jun
Sep                    Sep                  Sep
2013
2013
2012                   2013                 2012
Reviewed
Reviewed
Restated
Reviewed            Reviewed
Restated
Reviewed
Authorised number of shares:
Ordinary shares of 25 SA cents each
600,000,000
600,000,000
600,000,000        600,000,000      600,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000
4,280,000           4,280,000          4,280,000
A redeemable preference shares of 50 SA cents
each
2,000,000
2,000,000
2,000,000           2,000,000          2,000,000
B redeemable preference shares of 1 SA cent
each
5,000,000
5,000,000
5,000,000           5,000,000          5,000,000
Issued and fully paid number of shares:
Ordinary shares in issue
402,271,116
383,781,042
383,110,317        402,271,116       383,110,317
E ordinary shares in issue
1,579,674
1,592,308
2,498,230            1,579,674          2,498,230
Total ordinary shares:
403,850,790
385,373,350
385,608,547         403,850,790      385,608,547
A redeemable preference shares
2,000,000
2,000,000
2,000,000            2,000,000         2,000,000
B redeemable preference shares
778,896
778,896
778,896               778,896           778,896
In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
386,931,984
383,715,540
382,854,974        384,706,398      382,593,036
E ordinary shares
1,590,750
1,599,076
2,546,474            1,598,625         2,541,262
Fully vested options
1,599,773
1,735,734
1,447,978            1,970,906         1,706,404
Weighted average number of shares
390,122,507
387,050,350
386,849,426         388,275,928      386,840,702
Dilutive potential of share options
(1)
-
-
1,510,368                        -
1,545,223
Dilutive potential of convertible bonds
(1)
15,747,912
18,140,000
-           17,339,706       33,524,615
Diluted number of ordinary shares
405,870,420
405,190,350
388,359,794         405,615,634      421,910,540
(1)
For the September and June 2013 quarter and the nine months ended September 2013, the dilutive effect of the share options and the 3.5% convertible bonds were not taken into account as the effect were anti-dilutive
.
11.
Share capital and premium
As at
Sep
Jun                    Dec                   Sep
2013
2013                    2012                 2012
Reviewed
Reviewed            Unaudited
Restated
Reviewed
US Dollar Million
Balance at beginning of period
6,821
6,821                   6,782               6,782
Ordinary shares issued
246
16                       46                    32
E ordinary shares issued and cancelled
-
-                       (7)                   (1)
Sub-total
7,067
6,837                   6,821               6,813
Redeemable preference shares held within the group
(53)
(53)                     (53)                  (53)
Ordinary shares held within the group
(10)
(10)                     (10)                  (17)
E ordinary shares held within the group
(16)
(16)                     (16)                  (22)
Balance at end of period
6,988
6,758                   6,742               6,721
Quarterly Report September 2013 - www.AngloGoldAshanti.com

12.    Exchange rates
Sep
Jun                Dec                     Sep
2013
2013               2012                    2012
Unaudited
Unaudited       Unaudited             Unaudited
ZAR/USD average for the year to date                                                                      9.45                  9.18               8.20                     8.04
ZAR/USD average for the quarter                                                                             9.96                  9.45               8.67                      8.25
ZAR/USD closing                                                                                                  10.02                  9.94               8.45                      8.30
AUD/USD average for the year to date                                                                     1.02                  0.99               0.97                      0.97
AUD/USD average for the quarter                                                                            1.09                  1.01               0.96                      0.96
AUD/USD closing                                                                                                   1.07                  1.08               0.96                      0.96
BRL/USD average for the year to date                                                                      2.12                 2.03                1.95                     1.92
BRL/USD average for the quarter                                                                             2.29                  2.07               2.06                      2.03
BRL/USD closing                                                                                                    2.23                  2.20               2.05                     2.03
ARS/USD average for the year to date                                                                      5.28                  5.12               4.55                     4.46
ARS/USD average for the quarter                                                                             5.58                  5.24               4.80                      4.61
ARS/USD closing                                                                                                   5.79                   5.37               4.92                     4.70
13.   Capital commitments
Sep
Jun               Dec                      Sep
2013
2013              2012                     2012
Reviewed
Reviewed       Unaudited
Restated
Reviewed
US Dollar Million
Orders placed and outstanding on capital contracts at the prevailing rate of exchange
(1)
640
601             1,075                    1,004
(1)
Includes capital commitments relating to associates and joint ventures.
Rounding of figures may result in computational discrepancies.
Liquidity and capital resources
To service these capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
14.    Change in accounting policies
The following accounting standards, amendments to standards and new interpretations have been adopted with effect from
1 January 2013:
IFRS 7 Amendment – Disclosures –Offsetting Financial Assets and Financial Liabilities
IFRS 10 Consolidated Financial Statements
IFRS 11 Joint Arrangements
IFRS 12 Disclosure of Interests in Other Entities
IFRS 13 Fair Value Measurement
IFRSs Annual Improvements 2009 – 2011
IAS 1 Amendment – Presentation of Items of Other Comprehensive Income
IAS 19 Employee Benefits (revised)
IAS 27 Separate Financial Statements (Revised 2011)
IAS 28 Investments in Associates and Joint Ventures (Revised 2011)
IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine
New standards and amendments which have an impact on the interim consolidated financial statements of the group are described below:

IAS 1 Presentation of Financial Statements. The group adopted the amendments to IAS 1 which required it to group other comprehensive income items by those that will be reclassified and those that will not be subsequently reclassified to profit and loss. The amendment affected presentation and had no impact on the group’s financial position or performance.

The accounting policies adopted are significantly consistent with those of the previous financial year, except for the changes arising due to the adoption of IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine” and the
adoption of IAS 19 “Employee Benefits” (revised) (IAS 19) which became effective for annual reporting periods beginning on or after 1 January 2013. IFRIC 20 clarifies when an entity should recognise waste removal costs that are incurred in surface mining activity during the production phase of the mine (“production stripping costs”) as an asset. The interpretation impacts the way in which the group accounts for production stripping costs.

IAS 19 includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognised in other comprehensive income (OCI) and permanently excluded from profit and loss; expected
Quarterly Report September 2013 - www.AngloGoldAshanti.com

returns on plan assets that are no longer recognised in profit or loss, instead, there is a requirement to recognise interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation, and; unvested past service costs are now recognised in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognised. Other amendments include new disclosures.
In case of the group, the transition to IAS 19 had no impact on the net defined benefit plan obligations due to the difference in accounting for interest on plan assets. The effect of the adoption of IAS 19 is explained in Note 14.2.
14.1  IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine”
Prior to the issuance of IFRIC 20, the accounting for production stripping costs have been based on general IFRS principles and the Framework, as IFRS had no specific guidance.
Previously for group accounting purposes stripping costs incurred in open-pit operations during the production phase to remove additional waste were either capitalised to mine development costs or charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The cost of stripping in any period reflected the average stripping rates for the orebody as a whole.
IFRIC 20 provides specific guidance for accounting of production stripping costs in the production phase of a surface mine. IFRIC 20 differs from the life of mine average strip ratio approach as follows:
· The level at which production stripping costs are to be assessed, i.e. at a component level rather than a life of mine level; and
· The way in which any stripping activity assets are to be depreciated.
In addition, specific transitional rules are provided to deal with any opening deferred stripping balances the group may have recognised under its previous accounting policy. The impact as a consequence of moving from a life of mine strip ratio to a strip ratio applicable to a component of an orebody is as follows:
Transition
IFRIC 20 has been applied retrospectively to production stripping costs incurred on or after the beginning of the earliest period presented, which for the group, for the year ending 31 December 2013, is 1 January 2011. Any previously recognised asset balance(s) that resulted from stripping activity is to be reclassified as part of an existing asset to which the stripping activity related, to the extent that there remains an identifiable component of the orebody with which the predecessor stripping asset can be associated.
If there is no identifiable component of the orebody to which the predecessor asset relates, the asset is written off via opening accumulated losses at the beginning of the earliest periods presented, i.e. 1 January 2011.
Impact of IFRIC 20
For purposes of the quarterly results, the adoption of IFRIC 20 at the transition date of 1 January 2011; the adjustments required for the financial reporting period from the transition date until the beginning of the preceding period presented, i.e.
1 January 2011 to 31 December 2011; and the adjustments required for the financial reporting period 1 January 2012 to
31 December 2012, had the following cumulative impact on accumulated losses as at 1 January 2012 and
31 December 2012:
1 January 2012
31 December 2012
US Dollar million
As
previously
reported
IFRIC 20
adjustments
(1)
Adjusted
balance
As
previously
reported
IFRIC 20
adjustments
(1)
Adjusted
balance
Accumulated losses
Opening balance
(1,300)
-
(1,300)
(823)
-
(823)
Derecognise deferred stripping balances not meeting
the requirements of IFRIC 20
-
(99)
(99)
-
(99)
(99)
Reversals of deferred stripping movements under
previous approach
-
18
18
-
8
8
Additional production stripping costs capitalised in
terms of IFRIC 20
-
159
159
-
313
313
Amortisation of deferred stripping assets capitalised
in terms of IFRIC 20
-
(57)
(57)
-
(94)
(94)
Adjustment to inventory valuations as a result of
deferred stripping asset adjustments
-
(66)
(66)
-
(74)
(74)
Effect on equity accounted investments' profit (loss)
-
(11)
(11)
-
(13)
(13)
Tax effect
-
10
10
-
(16)
(16)
Non-controlling interests
-
-
-
-
1
1
Adjusted opening accumulated losses
(2)
(1,300)
(46)
(1,346)
(823)
26
(797)
(1)
The IFRIC 20 adjustments including transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.
(2)
Adjusted opening accumulated losses before the impact of IAS 19 – refer 14.2.
Quarterly Report September 2013 - www.AngloGoldAshanti.com

Impact on the comparative information
The adoption of IFRIC 20 had the following impact on the comparative information for the quarter ended 30 September 2012:
US Dollar million
As previously
reported
IFRIC 20
adjustments
(1)
Adjusted
balance
Tangible assets
Opening balance – 1 January 2012
6,525
20
6,545
Reversals of deferred stripping movements under previous approach
5
(5)
-
Production stripping costs capitalised in terms of IFRIC 20
-
88
88
Amortisation of deferred stripping assets
-
(17)
(17)
Other movements in tangible assets
259
-
259
Adjusted closing balance – 30 June 2012
6,789                                      87
6,876
Reversals of deferred stripping movements under previous approach
6
(6)
-
Production stripping costs capitalised in terms of IFRIC 20
-
40
40
Amortisation of deferred stripping assets
-
(7)
(7)
Other movements in tangible assets
825
-
825
Adjusted closing balance – 30 September 2012
7,620
114                                7,733
Reversals of deferred stripping movements under previous approach
(1)
1
-
Production stripping costs capitalised in terms of IFRIC 20
-
26
26
Amortisation of deferred stripping assets
-
(13)
(13)
Other movements in tangible assets
29
-
29
Adjusted closing balance - 31 December 2012
7,648
128
7,776
(1)
The IFRIC 20 adjustments including transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.
Rounding of figures may result in computational discrepancies.
30 September 2012 31
December
2012
US Dollar million
               As
previously
    reported
      IFRIC 20
         adjust-
       ments(1)
Adjusted
  balance
             As
previously
   reported
IFRIC 20
  adjust-
ments(1)
Adjusted
  balance
Inventory
1,220                  -
1,220
Closing balance
1,287
-
1,287
Adjustment to inventory valuation as a result of deferred stripping asset adjustments
-
(85)
(85)
-
(74)
(74)
Adjusted closing balance
1,220
(85)
1,135           1,287
(74)
1,213
(1)
The IFRIC 20 adjustments include the effect on the inventory valuation of the reversal of historical accounting for deferred stripping and the accounting for deferred stripping in line with the requirements of IFRIC 20.
Quarter ended
30 September 2012
Nine months ended
30 September 2012
Year ended
31 December 2012
US Dollar million
              As
previously
   reported
IFRI C 20
  adjust-
ments(1)
Adjusted
   balance
              As
previously
   reported
IFRIC 20
  adjust-
ments(1)
Adjusted
   balance
              As
previously
   reported
IFRIC 20
  adjust-
ments(1)
Adjusted
   balance
Profit or loss
Profit before taxation
245
-
245
1,405
-
1,405            1,171
-
1,171
Decrease (increase) in cash costs included in cost of sales
due to:
-
34
34
-
97
97
-
135
135
- Reversals of deferred stripping movements under
previous approach
-
(7)
(7)
-
(12)
(12)
-
(10)
(10)
- Production stripping costs capitalised in terms of IFRIC 20
-
40
40
-
128
128
-
154
154
- Adjustment to inventory valuation as a result of deferred
stripping asset adjustments
-
1
1
-
(19)
(19)
-
(9)
(9)
Increase in cost of sales due to amortisation of capitalised production stripping costs in terms of IFRIC 20
-
(7)
(7)
-
(24)
(24)
-
(37)
(37)
Effect on equity-accounted investments' (loss) profit
-
(1)
(1)
-
(3)
(3)
-
(1)
(1)
Sub-total 245
26
271
1,405
70
1,475
1,171
97
1,268
Taxation
(76)
(8)
(84)
(373)
(18)
(391)
(322)
(26)
(348)
- Normal taxation
(106)
(1)
(107)
(398)
3
(395)
(413)
(1)
(414)
- Deferred taxation
30
(7)
23
25
(21)
4
91
(25)
66
Adjusted profit
169
18
187
1,032
52
1,084
849
71
920
(1)
The IFRIC 20 adjustments include transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.
Quarterly Report September 2013 - www.AngloGoldAshanti.com

Quarter ended
30 September 2012
Nine months ended
30 September 2012
Year ended
31 December 2012
US Dollar million
              As
previously
   reported
IFRIC 20
  adjust-
ments(1)
Adjusted
   balance
               As
previously
   reported
IFRIC 20
    adjust-
ments(1)
Adjusted
   balance
              As
previously
   reported
IFRIC 20
    adjust-
ments(1)
Adjusted
   balance
Other comprehensive income
Profit as previously reported
169
-
169
1,032
-
1,032
849
-
849
Adjustment to profit as a result of deferred stripping asset adjustments
-
18
18
-
52
52
-
71
71
Other movements in other comprehensive income
(28)
-
(28)
(74)
-
(74)
(122)
-
(122)
Adjusted total comprehensive income for the period,
net of tax
141
18
159
958
52
1,010
727
71
798
(1)
The IFRIC 20 adjustments including transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.
Rounding of figures may result in computational discrepancies.
14.2  Employee benefits
The group operates defined benefit pension plans, which require contributions to be made to separately administered funds.
IAS 19 (revised) has been applied retrospectively from 1 January 2011. As a result, expected returns on plan assets of defined benefit plans are not recognised in profit or loss. Instead, interest on net defined benefit obligation is recognised in profit or loss, calculated using the discount rate used to measure the net pension obligation or asset.
Impact of transition to IAS 19:
No impact was recorded in the statement of financial position on the defined benefit plan obligations nor on total shareholders’ equity as the impact only affected the pension cost recorded in the income statement and the consequential effect on actuarial gains and losses recognised in OCI.
The impact on the adjusted opening accumulated losses, the statement of comprehensive income and the statement of changes in equity (note 14.1) are set out below:
US Dollar million
1 January 2012
31 December 2012
Total equity as previously reported
5,166
5,469
Effect of IFRIC 20 adjustments per 14.1
(46)
26
Adjustment to accumulated losses due to the requirements of IAS 19
(5)
(9)
Adjustment to actuarial (losses) gain due to the requirements of IAS 19
5
9
Adjusted total equity
5,119
5,494
US Dollar million
Quarter ended
30 September 2012
Nine months ended
30 September 2012
Year ended
31 December 2012
Total comprehensive income
Opening balance per 14.1
159
1,010
798
Decrease in profit and loss due to the recognition of interest on net defined benefit obligation instead of expected return on plan assets in terms of IAS 19
-
-
(7)
Deferred tax thereon
-
-
2
Decrease in other comprehensive loss due to the decrease in
actuarial loss as a result of the recognition of interest on net defined benefit obligation instead of expected return on plan assets in terms of IAS 19
-
-
7
Deferred tax thereon
-
-
(2)
Adjusted total comprehensive income
159
1,010
798
There was no impact on the group’s consolidated statement of cash flows.
14.3  Effect of Accounting Policy changes on earnings per share and headline earnings per share
Quarter ended
30 September 2012
Nine months ended
30 September 2012
Year ended
31 December 2012
Basic earnings per ordinary share
Previously reported basic earnings per ordinary share (cents)
43
263
215
Increase in basic earnings per ordinary share (cents)
5
14
17
Restated basic earnings per ordinary share (cents)
48
277
232
Diluted earnings per ordinary share
Previously reported diluted earnings per ordinary share (cents)
43
220
161
Increase in diluted earnings per ordinary share (cents)
5
12
16
Restated diluted earnings per ordinary share (cents)
48
232
177
Headline earnings per ordinary share
Previously reported headline earnings per ordinary share (cents)
46
268
296
Increase in headline earnings per ordinary share (cents)
5
13
16
Restated headline earnings per ordinary share (cents)
51
281
312
Diluted headline earnings per ordinary share
Previously reported diluted headline earnings per ordinary share
(cents)
46
224                                         236
Increase in diluted headline earnings per ordinary share (cents)
5
12
15
Restated diluted headline earnings per ordinary share (cents)
51
236
251
Rounding of figures may result in computational discrepancies.
Quarterly Report September 2013 - www.AngloGoldAshanti.com

15.    Non-current assets and liabilities held for sale
Effective 30 April 2013, AngloGold Ashanti announced its plan to sell the Navachab mine in Namibia. The Navachab gold mine is situated close to Karibib, about 170 kilometres northwest of the Namibian capital, Windhoek. It is included in the Continental Africa reporting segment. The open-pit mine, which began operations in 1989, has a processing plant that handles 120,000 metric tons a month. The mine produced 74,000 ounces of gold in 2012.
Management has selected certain offers received from potential bidders who meet management’s qualifying criteria and have asked them to confirm certain terms of their submissions in the form of firm and final offers. Navachab is not a discontinued operation and is not viewed as part of the core assets of the company
.
16.    Financial risk management activities
Borrowings
The mandatory convertible bonds are carried at fair value. The convertible and rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
As at
Sep
2013
Reviewed
Jun
2013
Reviewed
Dec
2012
Unaudited
Sep
2012
Restated
Reviewed
Carrying amount
3,909
3,493                     3,583
3,421
Fair value
3,690
3,400                     3,730
3,824
Derivatives
The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk and includes all derivatives carried in the statement of financial position.
Embedded derivatives and the conversion features of convertible bonds are included as derivatives on the statement of financial position.
The following inputs were used in the valuation of the conversion features of convertible bonds:
Quarter
ended
Sep 2013
Quarter ended
Jun 2013
Quarter ended
Dec 2012
Quarter ended
Sep 2012
Market quoted bond price % 100 99.3 103.9 106.3
Fair value of bonds excluding conversion feature         %
100 99.3 102.6 102.7
Fair value of conversion feature % - - 1.3 3.6
Total issued bond value $m 6.6 732.5 732.5 732.5
The option component of the convertible bonds is calculated as the difference between the price of the bonds including the option component (bond price) and the price excluding the option component (bond floor price).
Derivative assets (liabilities) comprise the following:
Assets
non-
hedge
accounted
Liabilities
non-
hedge
accounted
Assets
non-
hedge
accounted
Liabilities
non-
hedge
accounted
Assets
non-
hedge
accounted
Liabilities
non-
hedge
accounted
Assets
non-
hedge
accounted
Liabilities
non-
hedge
accounted
US Dollar million
September 2013
June 2013
December 2012
September 2012
Embedded derivatives - - - - - (1) - (2)
Option component of
convertible bonds - - - - - (9) - (26)
Total derivatives
-
-
-
-
-
(10)
-
(28)
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1: quote prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:
inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly
(as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:
Type of instrument
Level
        1
Level
        2
Level
       3
Total

Level
        1
Level
       2
Level
        3
Total

Level
        1
Level
        2
Level
       3
Total

Level
        1
Level
        2
Level
       3
Total

US Dollar million
September 2013
June 2013
December 2012
September 2012
Assets measured at fair value
Available-for-sale
financial
assets
Equity securities
45          2        -      47
42 2 - 44
69         2
-
      71       82        -
- 82
Liabilities measured at fair
value
Financial liabilities at fair value
through
profit
or
loss
Option component of convertible
bonds - - - - - - - - - 9 - 9 - 26 - 26
Embedded derivatives
-         -        -          -
- - - - - 1 - 1 - 2 - 2
Mandatory convertible bonds
-         -        -          -
270 - - 270
588         -
- 588
656         -
- 656
$1.25bn bonds 1,315 -
-   1,315
- - - - - - - - - - - -
Rounding of figures may result in computational discrepancies.
Quarterly Report September 2013 - www.AngloGoldAshanti.com 24

17. Contingencies
AngloGold Ashanti’s material contingent liabilities and assets at 30 September are detailed below:
Contingencies and guarantees
Sep
2013
Dec
2012
Reviewed Restated
US Dollar million
Contingent liabilities
Groundwater pollution
(1)
-
-
Deep groundwater pollution – Africa
(2)
-
-
Indirect taxes – Ghana
(3)
28
23
Litigation – Ghana
(4) (5)
97
-
ODMWA litigation
(6)
-
-
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda
(7)
40
38
Sales tax on gold deliveries – Mineração Serra Grande S.A.
(8)
102
156
Other tax disputes – Mineração Serra Grande S.A.
(9)
17
19
Tax dispute - AngloGold Ashanti Colombia S.A.
(10)
189
161
Tax dispute - Cerro Vanguardia S.A.
(11)
72
-
Contractual dispute – AngloGold Ashanti Australia Limited
(12)
9
-
Contingent assets
Indemnity – Kinross Gold Corporation
(13)
(62)
(90)
Royalty – Boddington Gold Mine
(14)
-
-
Royalty – Tau Lekoa Gold Mine
(15)
-
-
Financial Guarantees
Oro Group (Pty) Limited
(16)
10
12
502
319
(1)     Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that
Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances.
Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reasonable estimate can be made for the obligation.
(2)
Deep groundwater pollution – The group has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Department of Mineral Resources and affected mining companies are now involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reasonable estimate can be made for the obligation.
(3)
Indirect taxes – AngloGold Ashanti (Ghana) Limited (AGAG) received a tax assessment for the 2006 to 2008 and for the
2009 to 2011 tax years following audits by the tax authorities which related to various indirect taxes amounting to $28m
(2012: $23m). Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.
(4)
Litigation - On 11 October 2011, AGAG terminated its commercial arrangements with Mining and Building Contractors
Limited (MBC) relating to certain underground development, construction on bulkheads and diamond drilling services provided by MBC in respect of the Obuasi mine. On 8 November 2012, as a result of this termination, AGAG and MBC concluded a separation agreement that specified the terms on which the parties agreed to sever their commercial relationship. On 23 July 2013, MBC commenced proceedings against AGAG in the High Court of Justice (Commercial
Division) in Accra, Ghana, and served a writ of summons that claimed a total of approximately $97m in damages. MBC asserts various claims for damages, including, among others, as a result of the breach of contract, non-payment of outstanding historical indebtedness by AGAG and the demobilisation of equipment, spare parts and material acquired by MBC for the benefit of AGAG in connection with operations at the Obuasi mine in Ghana. MBC has also asserted various labour claims on behalf of itself and certain of its former contractors and employees at the Obuasi mine. On 9
October 2013, AGAG filed a motion in court to refer the action or a part thereof to arbitration. This motion was set to be heard on 25 October 2013, however, on 23 October 2013, MBC filed a notice of discontinuance of the original claims and indicated its intention to re-file part of the claims in court and refer part to arbitration. AGAG intends to vigorously defend any forthcoming claims.
(5)
Litigation – AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP) which was decommissioned in 2000. The claim is to award general damages, special damages for medical treatment and punitive damages, as well as several orders relating to the operation of the PTP. AGAG has filed a notice of intention to defend. In view of the limitation of current information for the accurate estimation of a liability, no reasonable estimate can be made for the obligation.
(6)
Occupational Diseases in Mines and Works Act (ODMWA) litigation – On 3 March 2011, in Mankayi vs. AngloGold Ashanti,
the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases
Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the
Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to
Quarterly Report September 2013 - www.AngloGoldAshanti.com 25

pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.
For example, on or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi
Bennet Balakazi ("the Balakazi Action") and others in which the applicants seek an order declaring that all mine workers
(former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. On September 4, 2012,
AngloGold Ashanti delivered its notice of intention to defend this application. AngloGold Ashanti also delivered a formal request for additional information that it requires to prepare its affidavits in respect to the allegations and the request for certification of a class.
In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines
(Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class ("the Nkala Action"). The applicants in the case seek to have the court certify two classes namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold Ashanti filed a notice of intention to oppose the application.
On 21 August 2013, an application was served on AngloGold Ashanti, for the consolidation of the Balakazi Action and the
Nkala Action, as well as a request for an amendment to change the scope of the classes the court was requested to certify in the previous applications that were brought. The applicants now request certification of two classes (the "silicosis class"
and the "tuberculosis class"). The silicosis class which the applicants now request the court to certify would consist of certain current and former mineworkers who have contracted silicosis, and the dependants of certain deceased mineworkers who have died of silicosis (whether or not accompanied by any other disease). The tuberculosis class would consist of certain current and former mineworkers who have or had contracted pulmonary tuberculosis and the dependants of certain deceased mineworkers who died of pulmonary tuberculosis (but excluding silico-tuberculosis).
In October 2012, a further 31 individual summonses and particulars of claim were received relating to silicosis and/or other
OLD. The total amount being claimed in the 31 summonses is approximately $8 million. On 22 October 2012, AngloGold
Ashanti filed a notice of intention to oppose these claims. AngloGold Ashanti has also served a notice of exception to the summonses which, if successful, is expected to require the plaintiffs to redraft the particulars of claim to correct certain errors. The exception was heard on 3 October 2013. Judgement has been reserved.
It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The Company is unable to reasonably estimate its share of the amounts claimed.
(7)     Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração (AABM) in the amount of $20m
(2012: $21m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM)
in the period from 1991 to 2006. AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $20m (2012: $17m). Management is of the opinion that these taxes are not payable.
(8)
Sales tax on gold deliveries – In 2006, Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments are approximately $63m (2012: $96m) and $39m (2012: $60m) respectively. In November 2006, the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. In November
2011 (first case) and June 2012 (second case), the administrative council’s full board approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of Foreign Trade (COMEX) for review and verification. On 28 May 2013, the Full Board of the State of Goiás Tax Administrative Council ruled in favour of the State of
Goiás, however reduced the penalties of the two tax assessments from 200% to 80%. The company is considering legal options available in this matter, since it believes that both assessments are in violation of federal legislation on sales taxes.
MSG will be required to provide a bank guarantee to the tax authorities for the possible taxes payable. The company believes both assessments are in violation of federal legislation on sales taxes.
(9)
Other tax disputes - MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $17m (2012: $19m).
(10)   Tax dispute – AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company’s tax treatment of certain items in the 2011 and 2010 income tax returns. On 23 October
2013 AGAC received the official assessments from the DIAN which established that an estimated additional tax of $35m
Quarterly Report September 2013 - www.AngloGoldAshanti.com

will be payable if the tax returns are amended. Penalties and interest for the additional tax are expected to be $154m, based on Colombian tax law. The company believes that it has applied the tax legislation correctly and is busy preparing a response.
(11)   Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. received a notification from the Argentina Tax Authority requesting corrections to the 2007, 2008 and 2009 income tax returns of about $22m relating to the non-deduction of tax losses previously claimed on hedge contracts. Penalties and interest on the disputed amounts are estimated at a further $50m.
Management is of the opinion that the taxes are not payable.
(12)   Contractual dispute – AngloGold Ashanti Australia Limited (AGAA) and Pacific Industrial Company (WA) Pty Ltd (PIC)
entered in 2012 into contractual arrangements relating to the construction of the Tropicana mine. PIC asserts various claims relating to these contracts and issued notices escalating each claim to a contractual dispute resolution process. PIC has advised of its intention to commence litigation proceedings relating to the claims should the disputes not be adequately resolved. AGAA intends to vigorously defend any forthcoming claims.
(13)   Indemnity - As part of the acquisition by AngloGold Ashanti of the remaining 50% interest in MSG during June 2012,
Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m ($114m at
30 September 2013 exchange rates) against the specific exposures discussed in items 8 and 9 above. At 30 September
2013, the company has estimated that the maximum contingent asset is $62m (2012: $90m).
(14)   Royalty – As a result of the sale of the interest in the Boddington Gold Mine during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington
Gold Mine's cash cost plus $600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m, of which $73m (2012: $60m) has been recorded to date. No royalties were received during the quarter (2012: nil) as the requirements above were not met.
(15)   Royalty – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable.
The royalty will be determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau
Lekoa assets. Royalties on 378,198oz produced have been received to date. Royalties of $1m (2012: $1m) were received during the quarter.
(16)   Provision of surety – The company has provided surety in favour of a lender on a gold loan facility with its associate Oro
Group (Pty) Limited and one of its subsidiaries to a maximum value of $10m (2012: $12m). The probability of the non-
performance under the suretyships is considered minimal. The suretyship agreements have a termination notice period of
90 days.
18.    Concentration of risk
There is a concentration of risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government. The outstanding amounts have been discounted to their present value at a rate of 7.82%.
The recoverable value added tax, fuel duties and appeal deposits are summarised as follows
:
2013
US Dollar million
Recoverable value added tax
18
Recoverable fuel duties
(1)
45
Appeal deposits
4
(1)
Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities.
19.     Borrowings
AngloGold Ashanti’s borrowings are interest bearing.
20.     Announcements
The following significant public announcements were made by AngloGold Ashanti on the dates specified during the period under the review and up to the date of the release of the quarterly results on 6 November 2013:
On 12 July 2013, Moody’s Investors Service downgraded AngloGold Ashanti’s credit rating to Baa3 from Baa2. Moody’s also downgraded the company’s senior unsecured debt.
On 17 July 2013, Standard & Poor’s (S&P) cut its long-term corporate credit rating on AngloGold Ashanti to BB+ from
BBB- and its long and short-term South Africa national-scale ratings on AngloGold Ashanti to zaA/zaA-2 from zaAA-/
zaA-1. It also lowered its issue rating on AngloGold’s senior unsecured notes to BB+ from BBB-.
On 25 July 2013, AngloGold Ashanti Holdings plc commenced a cash tender offer to purchase any and all of the outstanding 3.5% Guaranteed Convertible Bonds due May 2014 of AngloGold Ashanti Holdings Finance plc at a purchase price of $1,015 for each $1,000 principal amount of Bonds validly tendered. In addition, holders received, in respect of their Bonds that are accepted for purchase, accrued and unpaid interest on such Bonds up to, but excluding, the settlement date of the tender offer.
Quarterly Report September 2013 - www.AngloGoldAshanti.com

On 30 July 2013, AngloGold Ashanti raised a corporate bond of $1,250m at 8.5% interest per annum to replace the 3.5%
Guaranteed Convertible Bond due May 2014. The funds raised over and above the settlement of the convertible bond will be used for general corporate purposes and to provide flexibility for an expiring revolving credit facility.
On 22 August 2013, AngloGold Ashanti’s wholly-owned subsidiary, AngloGold Ashanti Holdings plc, announced the results of a cash tender offer for any and all of the 3.50% Guaranteed Convertible Bonds Due 2014 of AngloGold Ashanti
Holdings Finance plc. The offer expired on 21 August 2013 and AngloGold Ashanti Holdings plc purchased 725.9 million in aggregate principal amount of the Bonds, representing 99.1% of the total issuance.
On 6 September 2013, AngloGold Ashanti South African employees returned to work after a two-year wage settlement was reached with the Company through the Chamber of Mines. The employees embarked on a strike on 3 September following a wage dispute with the Company.
On 17 September 2013, AngloGold Ashanti announced the conversion of the 6.00% Mandatory Convertible Subordinated
Bonds issued on 15 September 2010 by AngloGold Ashanti Holdings Finance plc, a wholly-owned subsidiary of the
Company.
On 25 September 2013, the Kibali Gold Mine in the Democratic Republic of Congo, in which AngloGold Ashanti owns a
45% stake, poured its first gold ahead of schedule and within budget.
On 26 September 2013, the Tropicana Gold Mine in Western Australia, owned 70% by AngloGold Ashanti, began production ahead of schedule and within budget.
21.    Subsequent events
On 9 October 2013, AngloGold Ashanti Holdings Finance notified holders of an optional redemption of the 3.50 per cent
Guaranteed Convertible Bonds due in 2014.
By order of the Board
T T MBOWENI
S VENKATAKRISHNAN
Chairman Chief Executive Officer
4 November 2013
Quarterly Report September 2013 - www.AngloGoldAshanti.com

Non-GAAP disclosure
A
Sep
Jun
Sep
Sep
Sep
2013
2013
2012
2013
2012
Unaudited
Unaudited
Restated
Unaudited
Unaudited
Restated
Unaudited
Headline (loss) earnings (note 9)
(18)
112 197 354 1,088
Loss (gain) on unrealised non-hedge derivatives and
other commodity contracts
34
(100) 61 (66) 61
Deferred tax on unrealised non-hedge derivatives and
other commodity contracts (note 8)
(9)
27 (17) 18 (17)
Fair value adjustment on $1.25bn bonds
46
- - 46 -
Fair value adjustment on option component of convertible bonds
-
- 2 (9) (66)
Fair value adjustment on mandatory convertible bonds
523
(175) 11 211 (97)
Adjusted headline earnings (loss)
576
(135) 253 553 969
Adjusted headline earnings (loss) per ordinary share (cents)
(1)
148
(35) 65 142 250
(1)
Calculated on the basic weighted average number of ordinary shares.
B
Sep
Jun
Sep
Sep
Sep
2013
2013
2012
2013
2012
Unaudited
Unaudited
Restated
Unaudited
Unaudited
Restated
Unaudited
Reconciliation of gross profit to adjusted gross profit:
Gross profit
276
330 539 1,041 1,936
Loss (gain) on unrealised non-hedge derivatives and other
commodity contracts
34
(100) 61 (66) 61
Adjusted gross profit
310
231 599 975 1,996
C
Price received
Sep
Jun
Sep
Sep
Sep
2013
2013
2012
2013
2012
Unaudited
Unaudited
Restated
Unaudited
Unaudited
Restated
Unaudited
Gold income (note 2)
1,374
1,242 1,629 4,079 4,955
Adjusted for non-controlling interests
(21)
(17) (19) (61) (115)
1,353
1,225 1,610 4,018 4,840
Realised loss on other commodity contracts
6
7 5 20 5
Equity-accounted associates and joint ventures' share of gold income including realised non-hedge derivatives
50
65 80 185 247
Attributable gold income including realised non-hedge
derivatives
1,409
1,297 1,695 4,223 5,092
Attributable gold sold - oz (000)
1,062
912 1,029 2,902 3,088
Revenue price per unit - $/oz
1,327
1,421 1,648 1,455 1,649
Rounding of figures may result in computational discrepancies.
From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
Adjusted headline earnings (loss)
Quarter ended
US Dollar million
Quarter ended
US Dollar million / Imperial
Nine months ended
Nine months ended
Quarter ended
Nine months ended
Adjusted gross profit
US Dollar million
Quarterly Report September 2013 - www.AngloGoldAshanti.com

Sep
Jun
Sep
Sep
Sep
2013
2013
2012
2013
2012
Unaudited
Unaudited
Restated
Unaudited
Unaudited
Restated
Unaudited
D
All-in sustaining costs
Cost of sales (note 3)
1,064
1,012 1,029 3,104 2,958
Amortisation of tangible and intangible assets (note 3)
(159)
(214) (210) (587) (615)
Adjusted for decomissioning amortisation
1
1 2 4 5
Inventory writedown to net realisable value (note 8)
-
178 - 178 -
Corporate administration and marketing related to current operations
41
57 70 163 205
Equity-accounted associates and joint ventures' share of costs
52
44 51 142 164
Sustaining exploration and study costs
14
33 42 79 103
Total sustaining capex
232
272 322 746 861
All-in sustaining costs
1,245
1,383 1,306 3,829 3,681
Adjusted for non-controlling interests
(19)
(17) (16) (55) (79)
All-in sustaining costs adjusted for non-controlling interests
1,226
1,366 1,290 3,774 3,602
Gold sold - oz (000)
1,062
912 1,029 2,902 3,088
All-in sustaining cost per unit - $/oz
1,155
1,497 1,254 1,301 1,167
All-in sustaining cost (excluding stockpile impairments) per unit - $/oz
1,155
1,302 1,254 1,239 1,167
E
Total costs
Total cash costs (note 3)
815
824 833 2,436 2,353
Adjusted for non-controlling interests and non-gold producing companies
(22)
(28) (26) (90) (81)
Equity-accounted associates and joint ventures' share of total cash costs
50
44 52 141 167
Total cash costs adjusted for non-controlling interests
and non-gold producing companies
843
840 859 2,487 2,438
Retrenchment costs (note 3)
44
4 2 53 8
Rehabilitation and other non-cash costs (note 3)
6
12 16 29 50
Amortisation of tangible assets (note 3)
153
206 209 572 612
Amortisation of intangible assets (note 3)
6
8 1 15 3
Adjusted for non-controlling interests and non-gold producing companies
7
(4) (3) (3) (19)
Equity-accounted associates and joint ventures' share of production costs
2
1 3 5 7
Total production costs adjusted for non-controlling
interests and non-gold producing companies
1,061
1,066 1,088 3,158 3,099
Gold produced - oz (000)
1,043
935 1,030 2,876 3,084
Total cash cost per unit - $/oz
809
898 834 865 790
Total production cost per unit - $/oz
1,017
1,141 1,056 1,098 1,005
F
EBITDA
Operating profit (loss)
80
(3,019) 332 (2,675) 1,418
Retrenchment costs (note 3)
44
4 2 53 8
Amortisation of tangible assets (note 3)
153
206 209 572 612
Amortisation of intangible assets (note 3)
6
8 1 15 3
Impairment and derecognition of goodwill, tangible and intangible assets (note 5)
8
2,982 1 2,992 2
Impairment reversal of intangible assets (note 5)
-
- - - (10)
Impairment of other investments (note 5)
4
14 3 29 4
Net (profit) loss on disposal and derecognition of assets (note 5)
1
(4) 7 (2) 13
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts
34
(100) 61 (66) 61
Write-down of stockpiles and heap leach to net realisable value (note 5)
-
178
-
178
-
Write-off of loans (note 5)
-
7
-
7
-
Share of equity-accounted associates and joint ventures' EBITDA
(4)
13 15 20 55
327
288 632 1,123 2,165
G
Interest cover
EBITDA (note F)
327
288 632 1,123 2,165
Finance costs (note 6)
76
54 50 179 121
Capitalised finance costs
(2)
3 4 5 8
74
57 54 184 129
Interest cover - times
4
5 12 6 17
Quarter ended
US Dollar million / Imperial
Nine months ended
Quarterly Report September 2013 - www.AngloGoldAshanti.com

As at
As at
As at
As at
Sep
Jun
Dec
Sep
2013
2013
2012
2012
Unaudited
Unaudited
Unaudited
Restated
Unaudited
H
Net asset value - cents per share
Total equity
3,411
3,192 5,494 5,748
Mandatory convertible bonds
-
270 588 656
3,411
3,462 6,082 6,404
Number of ordinary shares in issue - million (note 10)
404
385 385 386
Net asset value - cents per share
845
898 1,580 1,661
Total equity
3,411
3,192 5,494 5,748
Mandatory convertible bonds
-
270 588 656
Intangible assets
(288)
(281) (315) (289)
3,123
3,181 5,767 6,115
Number of ordinary shares in issue - million (note 10)
404
385 385 386
Net tangible asset value - cents per share
773
825 1,498 1,586
I
Net debt
Borrowings - long-term portion
3,583
2,212 2,724 2,708
Borrowings - short-term portion
326
1,011 271 57
Bank overdraft
25
31 - -
Total borrowings
(1)
3,934
3,254 2,995 2,765
Corporate office lease
(26)
(26) (31) (32)
Unamortised portion of the convertible and rated bonds
(2)
34 53 52
Fair value adjustment on $1.25bn bonds
(46)
-
-
-
Cash restricted for use
(66)
(63) (64) (93)
Cash and cash equivalents
(786)
(415) (892) (1,123)
Net debt excluding mandatory convertible bonds
3,008
2,784 2,061 1,569
Rounding of figures may result in computational discrepancies.
(1)
Borrowings exclude the mandatory convertible bonds (note H).
US Dollar million
Quarterly Report September 2013 - www.AngloGoldAshanti.com

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 m
2
215 1 - - 216
Mined - 000 tonnes 1,196 443 423 809 2,871
Milled / Treated - 000 tonnes 1,236 362 474 860 2,933
Recovered grade - oz/ton 0.198 0.160 0.064 0.148 0.157
- g/tonne 6.80 5.49 2.20 5.09 5.39
Gold produced - oz (000) 270 64 34 141 509
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 8,360 73 - - 8,433
Recovered grade - oz/ton 0.006 0.056 - - 0.007
- g/tonne 0.22 1.92 - - 0.23
Gold produced - oz (000) 59 5 - - 63
OPEN-PIT OPERATION
Volume mined - 000 bcm - 14,102 3,871 - 17,973
Mined - 000 tonnes - 32,676 1,763 5,758 40,196
Treated - 000 tonnes - 6,113 439 225 6,777
Stripping ratio - ratio - 5.09 0.17 10.01 4.44
Recovered grade - oz/ton - 0.046 0.059 0.193 0.052
- g/tonne - 1.57 2.02 6.62 1.77
Gold produced - oz (000) - 309 28 48 385
HEAP LEACH OPERATION
Mined - 000 tonnes - 978 - 17,532 18,510
Placed - 000 tonnes - 209 - 5,886 6,095
Stripping ratio - ratio - 17.44 - 2.27 2.42
Recovered grade - oz/ton - 0.027 - 0.009 0.010
- g/tonne - 0.94 - 0.31 0.33
Gold placed - oz (000) - 6 - 59 65
Gold produced - oz (000) - 5 - 81 85
PRODUCTIVITY PER EMPLOYEE
Actual - oz/TEC 4.71 10.36 46.76 18.04 8.48
TOTAL
Subsidiaries' gold produced - oz (000) 329 345 62 270 1,006
Joint ventures' gold produced - oz (000) - 37 - - 37
Attributable gold produced - oz (000) 329 382 62 270 1,043
Minority gold produced - oz (000) - 12 - 5 17
Subsidiaries' gold sold - oz (000) 344 349 63 268 1,024
Joint ventures' gold sold - oz (000) - 38 - - 38
Attributable gold sold - oz (000) 344 387 63 268 1,062
Minority gold sold - oz (000) - 12 - 5 18
Spot price - $/oz 1,329 1,329 1,329 1,329 1,329
Price received - $/oz sold 1,330 1,324 1,326 1,326 1,327
All-in Sustaining costs - $/oz sold 1,143 1,141 1,582 957 1,155
Total cash costs - $/oz produced 851 804 1,270 656 809
Total production costs - $/oz produced 1,092 979 1,510 858 1,017
Recovered grade calculated using a short ton.
Rounding of figures may result in computational discrepancies.
OPERATING RESULTS
QUARTER ENDED SEPTEMBER 2013
Quarterly Report September 2013 - www.AngloGoldAshanti.com 32

FINANCIAL RESULTS
QUARTER ENDED SEPTEMBER 2013 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 452 530 83 359 - 1,424 (50) 1,374
Cash costs (291) (320) (79) (208) - (898) 51 (847)
By-products revenue 11 1 - 20 - 32 - 32
Total cash costs (280) (319) (79) (188) - (865) 50 (815)
Retrenchment costs (16) (27) (1) (1) - (44) - (44)
Rehabilitation and other non-cash costs (2) 1 1 (6) - (6) - (6)
Amortisation of assets (62) (42) (15) (40) (2) (161) 2 (159)
Total production costs (359) (387) (94) (234) (2) (1,077) 52 (1,025)
Inventory change (16) (13) (1) (10) - (40) 1 (39)
Cost of sales (376) (400) (95) (244) (2) (1,116) 53 (1,064)
Adjusted gross profit (loss)
76
130
(11)
114
(2)
307
3
310
Unrealised non-hedge derivatives and other
commodity contracts
(34) - - - - (34) - (34)
Gross profit (loss)
42
130
(11)
114
(2)
273
3
276
Corporate and other costs (1) (2) - (7) (39) (49) 1 (49)
Exploration and evaluation costs (4) (15) (5) (36) (3) (63) 8 (55)
Intercompany transactions - (30) (2) (1) 32 - - -
Special items - (10) - (7) (75) (92) 1 (92)
Operating profit (loss)
37
75
(18)
63
(87)
69
11
80
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(1) (1) (10) - (69) (81) (2) (83)
Exchange gain (loss) - 1 - 2 6 10 - 10
Share of equity accounted investments profit - 7 - (1) 30 36 (11) 25
Profit (loss) before taxation 36 82 (28) 64 (120) 34 (2) 32
Taxation 5 (18) 8 (33) (2) (40) 2 (38)
Profit (loss) for the period
40
64
(20)
31
(122)
(6)
-
(6)
Equity shareholders 40 74 (20) 29 (122) 1 - 1
Non-controlling interests - (10) - 3 - (7) - (7)
Operating profit (loss) 37 75 (18) 63 (87) 69 11 80
Retrenchment costs 16 27 1 1 - 44 - 44
Unrealised non-hedge derivatives and other
commodity contracts
34 - - - - 34 - 34
Loss on realised other commodity contracts - - - - - - - -
Intercompany transactions - 30 2 1 (32) - - -
Special items 1 7 - 5 - 13 - 13
Share of associates' EBIT - 7 - (1) - 6 (11) (6)
EBIT
88
145
(16)
69
(120)
166
-
166
Amortisation of assets 62 42 15 40 2 161 (2) 159
Share of associates' amortisation - - - - - - 2 2
EBITDA
149
187
-
108
(118)
327
-
327
Profit (loss) attributable to equity shareholders 40 74 (20) 29 (122) 1 - 1
Special items 1 7 - 5 - 13 - 13
Share of associates' special items - - - - (32) (31) - (31)
Taxation on items above - - - - - (1) - (1)
Headline earnings (loss)
41
81
(20)
33
(153)
(18)
-
(18)
Unrealised non-hedge derivatives and other
commodity contracts
34 - - - - 34 - 34
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
(9) - - - - (9) - (9)
Fair value adjustment on $1.25bn bonds - - - - 46 46 - 46
Fair value adjustment on option component
of convertible bonds
- - - - - - - -
Fair value adjustment on mandatory
convertible bonds
- - - - 523 523 - 523
Adjusted headline earnings (loss)
66
81
(20)
33
416
576
-
576
Sustaining Ore reserve development capital 54 8 3 21 - 86 - 86
Sustaining Stay-in-business capital 24 81 15 24 2 145 (11) 134
Project capital 38 110 31 38 - 216 (92) 124
Total capital expenditure
116
198
49
83
2
448
(103)
345
Capitalised leased assets -
Expenditures on intangible assets (18)
Capital expenditure per statement of cash flows
327
Rounding of figures may result in computational discrepancies.
Quarterly Report September 2013 - www.AngloGoldAshanti.com

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 m
2
193 - - - 193
Mined - 000 tonnes 1,184 351 509 767 2,811
Milled / Treated - 000 tonnes 1,113 341 447 812 2,712
Recovered grade - oz/ton 0.200 0.133 0.063 0.125 0.146
- g/tonne 6.86 4.56 2.16 4.27 5.02
Gold produced - oz (000) 245 50 31 112 438
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 8,817 81 - - 8,898
Recovered grade - oz/ton 0.006 0.086 - - 0.007
- g/tonne 0.22 2.94 - - 0.24
Gold produced - oz (000) 62 8 - - 69
OPEN-PIT OPERATION
Volume mined - 000 bcm - 13,683 2,691 - 16,374
Mined - 000 tonnes - 32,677 10,450 6,542 49,669
Treated - 000 tonnes - 6,008 467 256 6,731
Stripping ratio - ratio - 5.04 14.71 19.77 6.77
Recovered grade - oz/ton - 0.042 0.038 0.173 0.047
- g/tonne - 1.44 1.29 5.95 1.60
Gold produced - oz (000) - 279 19 49 347
HEAP LEACH OPERATION
Mined - 000 tonnes - 1,285 - 16,603 17,889
Placed - 000 tonnes - 295 - 5,621 5,916
Stripping ratio - ratio - 32.45 - 2.17 2.39
Recovered grade - oz/ton - 0.019 - 0.010 0.010
- g/tonne - 0.67 - 0.34 0.36
Gold placed - oz (000) - 6 - 62 68
Gold produced - oz (000) - 6 - 75 80
PRODUCTIVITY PER EMPLOYEE
Actual - oz/TEC 4.18 9.20 37.10 15.23 7.33
TOTAL
Subsidiaries' gold produced - oz (000) 307 297 50 235 889
Joint ventures' gold produced - oz (000) - 46 - - 46
Attributable gold produced - oz (000) 307 343 50 235 935
Minority gold produced - oz (000) - 11 - 5 16
Subsidiaries' gold sold - oz (000) 303 277 50 236 866
Joint ventures' gold sold - oz (000) - 46 - - 46
Attributable gold sold - oz (000) 303 323 50 236 912
Minority gold sold - oz (000) - 11 - 5 16
Spot price - $/oz 1,416 1,416 1,416 1,416 1,416
Price received - $/oz sold 1,417 1,430 1,416 1,415 1,421
All-in Sustaining costs - $/oz sold 1,217 1,753 2,424 1,123 1,497
Total cash costs - $/oz produced 890 883 1,829 733 898
Total production costs - $/oz produced 1,127 1,119 2,051 988 1,141
Recovered grade calculated using a short ton.
Rounding of figures may result in computational discrepancies.
OPERATING RESULTS
QUARTER ENDED JUNE 2013
Quarterly Report September 2013 - www.AngloGoldAshanti.com 34

FINANCIAL RESULTS
QUARTER ENDED JUNE 2013 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 423 477 71 337 - 1,308 (65) 1,242
Cash costs (292) (312) (92) (216) 2 (910) 44 (865)
By-products revenue 19 1 - 23 - 42 - 42
Total cash costs (273) (311) (92) (193) 2 (868) 44 (824)
Retrenchment costs (3) - - (1) - (4) - (4)
Rehabilitation and other non-cash costs (9) (3) 2 (1) - (12) - (12)
Amortisation of assets (60) (79) (13) (60) (2) (215) 2 (213)
Total production costs (346) (393) (103) (256) - (1,098) 45 (1,053)
Inventory change 4 16 2 19 - 41 - 41
Cost of sales (342) (377) (101) (236) - (1,057) 45 (1,012)
Adjusted gross profit (loss)
81
100
(30)
100
-
250
(20)
231
Unrealised non-hedge derivatives and other
commodity contracts
99 - - - - 100 - 100
Gross profit (loss)
180
100
(30)
100
-
350
(20)
330
Corporate and other costs (1) (2) - (10) (54) (67) - (67)
Exploration and evaluation costs (2) (23) (10) (49) (5) (90) 11 (79)
Intercompany transactions - (28) (2) (1) 31 - - -
Special items (293) (1,873) 5 (954) (88) (3,204) 1 (3,203)
Operating profit (loss)
(116)
(1,826)
(38)
(914)
(117)
(3,011)
(8)
(3,019)
Net finance (costs) income, unwinding of
obligations and fair value adjustments
1 1 (5) 1 120 118 (2) 116
Exchange (loss) gain - 1 - 1 3 5 1 5
Share of equity-accounted investments profit - (178) - (1) (7) (186) 2 (183)
Profit (loss) before taxation (116) (2,001) (43) (913) - (3,074) (7) (3,081)
Taxation 49 541 12 287 (2) 887 7 895
Profit (loss) for the period
(67)
(1,460)
(31)
(626)
(2)
(2,186)
-
(2,186)
Equity shareholders (67) (1,444) (31) (622) (2) (2,165) - (2,165)
Non-controlling interests - (16) - (5) - (21) - (21)
Operating profit (loss) (116) (1,826) (38) (914) (117) (3,011) (8) (3,019)
Retrenchment costs 3 - - 1 - 4 - 4
Unrealised non-hedge derivatives and other
commodity contracts
(99) - - - - (100) - (100)
Loss on realised other commodity contracts - - - - - - - -
Intercompany transactions - 28 2 1 (31) - - -
Special items 294 1,846 - 953 84 3,177 - 3,177
Share of associates' EBIT - - - (1) 4 3 8 11
EBIT
81
47
(36)
39
(60)
73
-
73
Amortisation of assets 60 79 13 60 2 215 (2) 213
Share of associates' amortisation - - - - - - 2 2
EBITDA
142
126
(23)
100
(58)
288
-
288
Profit (loss) attributable to equity shareholders (67) (1,444) (31) (622) (2) (2,165) - (2,165)
Special items 293 1,662 - 953 84 2,992 - 2,992
Share of associates' special items - 178 - - 9 187 - 187
Taxation on items above (81) (493) - (327) - (902) - (901)
Headline earnings (loss)
145
(97)
(31)
4
92
112
-
112
Unrealised non-hedge derivatives and other
commodity contracts
(99) - - - - (100) - (100)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
27 - - - - 27 - 27
Fair value adjustment on $1.25bn bonds - - - - - - - -
Fair value adjustment on option component of
convertible bonds
- - - - - - - -
Fair value adjustment on mandatory
convertible bonds
- - - - (175) (175) - (175)
Adjusted headline earnings (loss)
72
(97)
(31)
4
(83)
(135)
-
(135)
Sustaining Ore reserve development capital 59 9 3 25 - 95 - 95
Sustaining Stay-in-business capital 26 75 22 52 - 176 (10) 166
Project capital 37 137 75 36 - 285 (108) 177
Total capital expenditure
123
221
100
113
-
556
(117)
439
Capitalised leased assets (1)
Expenditures on intangible assets (20)
Capital expenditure per statement of cash flows
418
Rounding of figures may result in computational discrepancies.
Quarterly Report September 2013 - www.AngloGoldAshanti.com

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 m
2
237 - - - 237
Mined - 000 tonnes 1,480 386 417 650 2,932
Milled / Treated - 000 tonnes 1,309 429 541 749 3,028
Recovered grade - oz/ton 0.221 0.124 0.057 0.146 0.160
- g/tonne 7.58 4.26 1.97 5.00 5.47
Gold produced - oz (000) 319 59 34 120 533
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 6,687 36 - - 6,722
Recovered grade - oz/ton 0.007 0.025 - - 0.007
- g/tonne 0.25 0.85 - - 0.25
Gold produced - oz (000) 54 1 - - 55
OPEN-PIT OPERATION
Volume mined - 000 bcm - 11,661 1,369 - 13,030
Mined - 000 tonnes - 27,865 3,312 6,244 37,421
Treated - 000 tonnes - 6,151 293 268 6,712
Stripping ratio - ratio - 4.12 16.66 19.05 5.29
Recovered grade - oz/ton - 0.043 0.091 0.154 0.049
- g/tonne - 1.47 3.12 5.29 1.69
Gold produced - oz (000) - 290 29 46 365
HEAP LEACH OPERATION
Mined - 000 tonnes - 2,078 - 15,110 17,188
Placed - 000 tonnes - 315 - 5,917 6,232
Stripping ratio - ratio - 12.60 - 1.74 2.03
Recovered grade - oz/ton - 0.024 - 0.012 0.013
- g/tonne - 0.83 - 0.42 0.44
Gold placed - oz (000) - 8 - 79 88
Gold produced - oz (000) - 7 - 71 77
PRODUCTIVITY PER EMPLOYEE
Actual - oz/TEC 5.07 10.30 45.54 16.34 8.29
TOTAL
Subsidiaries' gold produced - oz (000) 373 307 64 237 980
Joint ventures' gold produced - oz (000) - 50 - - 50
Attributable gold produced - oz (000) 373 357 64 237 1,030
Minority gold produced - oz (000) - 11 - 5 15
Subsidiaries' gold sold - oz (000) 370 296 61 253 980
Joint ventures' gold sold - oz (000) - 49 - - 49
Attributable gold sold - oz (000) 370 345 61 253 1,029
Minority gold sold - oz (000) - 10 - 5 15
Spot price - $/oz 1,653 1,653 1,653 1,653 1,653
Price received - $/oz sold 1,652 1,642 1,646 1,652 1,648
All-in Sustaining costs - $/oz sold 1,162 1,245 1,386 1,101 1,254
Total cash costs - $/oz produced 849 834 937 783 834
Total production costs - $/oz produced 1,082 1,031 1,092 1,036 1,056
Recovered grade calculated using a short ton.
Rounding of figures may result in computational discrepancies.
OPERATING RESULTS
QUARTER ENDED SEPTEMBER 2012
Quarterly Report September 2013 - www.AngloGoldAshanti.com 36

FINANCIAL RESULTS
QUARTER ENDED SEPTEMBER 2012 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received 606 582 101 421 - 1,709 (80) 1,629
Cash costs (318) (310) (60) (233) 7 (913) 52 (861)
By-products revenue 1 1 - 25 1 28 - 28
Total cash costs (317) (308) (60) (208) 8 (885) 52 (833)
Retrenchment costs (1) - - (1) - (2) - (2)
Rehabilitation and other non-cash costs (5) (7) - (4) - (16) - (16)
Amortisation of assets (80) (65) (10) (56) (2) (213) 3 (210)
Total production costs (404) (380) (69) (270) 6 (1,117) 55 (1,062)
Inventory change 6 16 5 7 - 34 (2) 32
Cost of sales (398) (363) (64) (263) 6 (1,083) 53 (1,029)
Adjusted gross profit (loss)
207
219
36
158
6
626
(27)
599
Unrealised non-hedge derivatives and other
commodity contracts
(61) - - - - (61) - (61)
Gross profit (loss)
147
219
36
158
6
566
(27)
539
Corporate and other costs (3) (4) - (7) (62) (75) - (75)
Exploration and evaluation costs (3) (30) (24) (42) (9) (108) 2 (107)
Intercompany transactions - (22) (3) (1) 25 - - -
Special items (2) (9) (14) (1) 1 (25) - (25)
Operating profit (loss)
139
154
(4)
108
(39)
357
(25)
332
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(2) (1) (1) - (58) (62) - (61)
Exchange gain (loss) - (5) - (2) 6 (1) 3 1
Share of equity accounted investments profit - - - (10) (4) (14) 13 (1)
Profit (loss) before taxation 136 149 (5) 95 (95) 280 (9) 271
Taxation (13) (74) 1 13 (20) (93) 9 (84)
Profit (loss) for the period
124
74
(5)
108
(114)
187
-
187
Equity shareholders 124 78 (5) 106 (117) 187 - 187
Non-controlling interests - (4) - 2 3 1 - 1
Operating profit (loss) 139 154 (4) 108 (39) 357 (25) 332
Retrenchment costs 1 - - 1 - 2 - 2
Unrealised non-hedge derivatives and other
commodity contracts
61 - - - - 61 - 61
Intercompany transactions - 22 3 1 (25) - - -
Special items 4 7 3 1 (2) 12 - 12
Share of associates' EBIT - - - (10) (3) (13) 25 12
EBIT
204
182
2
100
(69)
418
-
419
Amortisation of assets 80 65 10 56 2 213 (3) 210
Share of associates' amortisation - - - - - - 3 3
EBITDA
286
247
12
156
(67)
632
-
632
Profit (loss) attributable to equity shareholders 124 78 (5) 106 (117) 187 - 187
Special items 4 7 3 1 (2) 12 - 12
Share of associates' special items - - - - - - - -
Taxation on items above (1) - (1) - - (2) - (2)
Headline earnings (loss)
126
85
(3)
107
(119)
197
-
197
Unrealised non-hedge derivatives and other
commodity contracts
61 - - - - 61 - 61
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
(17) - - - - (17) - (17)
Fair value adjustment on $1.25bn bonds - - - - - - - -
Fair value adjustment on option component
of convertible bonds
- - - - 2 2 - 2
Fair value adjustment on mandatory
convertible bonds
- - - - 11 11 - 11
Adjusted headline earnings (loss)
170
85
(3)
107
(106)
253
-
253
Sustaining Ore reserve development capital 67 10 3 21 - 102 - 102
Sustaining Stay-in-business capital 42 113 10 39 18 221 (2) 219
Project capital 52 116 73 21 - 262 (71) 192
Total capital expenditure
161
240
85
81
18
585
(72)
512
Capitalised leased assets -
Expenditures on intangible assets (24)
Capital expenditure per statement of cash flows
488
Rounding of figures may result in computational discrepancies.
Quarterly Report September 2013 - www.AngloGoldAshanti.com

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 m
2
597 1 - - 598
Mined - 000 tonnes 3,556 1,191 1,388 2,342 8,476
Milled / Treated - 000 tonnes 3,512 1,027 1,356 2,482 8,377
Recovered grade - oz/ton 0.202 0.143 0.075 0.140 0.156
- g/tonne 6.91 4.91 2.55 4.80 5.33
Gold produced - oz (000) 781 162 111 383 1,437
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 25,879 213 - - 26,092
Recovered grade - oz/ton 0.006 0.057 - - 0.007
- g/tonne 0.22 1.96 - - 0.23
Gold produced - oz (000) 183 13 - - 196
OPEN-PIT OPERATION
Volume mined - 000 bcm - 42,812 8,103 - 50,915
Mined - 000 tonnes - 100,870 15,780 17,798 134,448
Treated - 000 tonnes - 17,282 1,221 720 19,223
Stripping ratio - ratio - 4.88 6.01 15.00 5.56
Recovered grade - oz/ton - 0.042 0.046 0.172 0.047
- g/tonne - 1.45 1.57 5.90 1.62
Gold produced - oz (000) - 805 62 137 1,003
HEAP LEACH OPERATION
Mined - 000 tonnes - 3,469 - 50,072 53,541
Placed - 000 tonnes - 760 - 16,974 17,733
Stripping ratio - ratio - 25.01 - 2.18 2.37
Recovered grade - oz/ton - 0.027 - 0.010 0.011
- g/tonne - 0.91 - 0.35 0.38
Gold placed - oz (000) - 22 - 192 214
Gold produced - oz (000) - 20 - 220 240
PRODUCTIVITY PER EMPLOYEE
Actual - oz/TEC 4.36 9.01 41.82 16.33 7.55
TOTAL
Subsidiaries' gold produced - oz (000) 964 873 173 739 2,749
Joint ventures' gold produced - oz (000) - 127 - - 127
Attributable gold produced - oz (000) 964 1,000 173 739 2,876
Minority gold produced - oz (000) - 34 - 15 49
Subsidiaries' gold sold - oz (000) 961 899 171 745 2,776
Joint ventures' gold sold - oz (000) - 126 - - 126
Attributable gold sold - oz (000) 961 1,025 171 745 2,902
Minority gold sold - oz (000) - 34 - 15 49
Spot price - $/oz 1,455 1,455 1,455 1,455 1,455
Price received - $/oz sold 1,458 1,453 1,455 1,454 1,455
All-in Sustaining costs - $/oz sold 1,162 1,406 1,922 998 1,301
Total cash costs - $/oz produced 879 883 1,444 684 865
Total production costs - $/oz produced 1,114 1,109 1,673 921 1,098
Recovered grade calculated using a short ton.
Rounding of figures may result in computational discrepancies.
OPERATING RESULTS
NINE MONTHS ENDED SEPTEMBER 2013
Quarterly Report September 2013 - www.AngloGoldAshanti.com 38

FINANCIAL RESULTS - NINE MONTHS
ENDED SEPTEMBER 2013 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 1,382 1,542 249 1,091 - 4,264 (185) 4,079
Cash costs (887) (918) (251) (629) (1) (2,686) 140 (2,545)
By-products revenue 40 2 - 67 - 110 - 109
Total cash costs (847) (916) (250) (562) (1) (2,576) 140 (2,436)
Retrenchment costs (21) (30) (1) (2) - (53) 1 (53)
Rehabilitation and other non-cash costs (15) (7) 3 (11) - (30) - (29)
Amortisation of assets (191) (193) (42) (161) (5) (592) 5 (587)
Total production costs (1,073) (1,146) (290) (736) (7) (3,251) 146 (3,106)
Inventory change 2 (38) 3 37 - 3 (1) 1
Cost of sales (1,071) (1,184) (287) (700) (7) (3,249) 144 (3,104)
Adjusted gross profit (loss)
310
359
(38)
391
(7)
1,015
(40)
975
Unrealised non-hedge derivatives and
other commodity contracts
66 - - - - 66 - 66
Gross profit (loss)
376
359
(38)
391
(7)
1,081
(40)
1,041
Corporate and other costs (3) (7) (1) (19) (155) (185) 2 (183)
Exploration and evaluation costs (9) (67) (28) (127) (12) (243) 29 (214)
Intercompany transactions - (82) (7) (2) 91 - - -
Special items (296) (1,902) 13 (972) (165) (3,321) 2 (3,319)
Operating profit (loss)
68
(1,700)
(61)
(728)
(248)
(2,668)
(7)
(2,675)
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(2) (1) (17) 1 150 131 (4) 126
Exchange (loss) gain - 1 1 (2) 10 10 1 11
Share of equity accounted investments profit - (172) - (3) 16 (158) (7) (166)
Profit (loss) before taxation 66 (1,871) (77) (732) (71) (2,686) (18) (2,704)
Taxation 26 487 21 209 (3) 741 18 759
Profit (loss) for the period
92
(1,384)
(56)
(523)
(74)
(1,945)
-
(1,945)
Equity shareholders 92 (1,365) (56) (523) (74) (1,925) - (1,925)
Non-controlling interests - (20) - - - (20) - (20)
Operating profit (loss) 68 (1,700) (61) (728) (248) (2,668) (7) (2,675)
Retrenchment costs 21 30 1 2 - 53 (1) 53
Unrealised non-hedge derivatives and
other commodity contracts
(66) - - - - (66) - (66)
Intercompany transactions - 82 7 2 (91) - - -
Special items 298 1,853 - 968 86 3,204 - 3,204
Share of associates' EBIT - 7 - (3) 3 7 8 15
EBIT
321
271
(53)
241
(250)
531
-
531
Amortisation of assets 191 193 42 161 5 592 (5) 587
Share of associates' amortisation - - - - - - 5 5
EBITDA
512
464
(11)
402
(244)
1,123
-
1,123
Profit (loss) attributable to equity shareholders 92 (1,365) (56) (523) (74) (1,925) - (1,925)
Special items 296 1,669 - 968 86 3,019 - 3,019
Share of associates' special items - 179 - - (16) 162 - 163
Taxation on items above (82) (494) - (327) - (903) - (903)
Headline earnings (loss)
307
(11)
(56)
118
(4)
354
-
354
Unrealised non-hedge derivatives and other
commodity contracts
(66) - - - - (66) - (66)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
18 - - - - 18 - 18
Fair value adjustment on $1.25bn bonds - - - - 46 46 - 46
Fair value adjustment on option component
of convertible bonds
- - - - (9) (9) - (9)
Fair value adjustment on mandatory
convertible bonds
- - - - 211 211 - 211
Adjusted headline earnings (loss)
258
(11)
(56)
118
244
553
-
553
Sustaining Ore reserve development capital 168 26 10 69 - 274 - 274
Sustaining Stay-in-business capital 64 245 52 107 6 473 (31) 442
Project capital 108 357 188 118 - 770 (287) 483
Total capital expenditure
340
627
250
294
6
1,516
(318)
1,198
Capitalised leased assets (19)
Expenditures on intangible assets (50)
Capital expenditure per statement of cash flows
1,129
Rounding of figures may result in computational discrepancies.
Quarterly Report September 2013 - www.AngloGoldAshanti.com

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 m
2
630 - - - 630
Mined - 000 tonnes 4,078 1,189 977 1,722 7,965
Milled / Treated - 000 tonnes 3,602 1,335 1,011 1,985 7,933
Recovered grade - oz/ton 0.227 0.137 0.074 0.157 0.175
- g/tonne 7.80 4.71 2.54 5.37 6.00
Gold produced - oz (000) 903 202 83 342 1,530
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 12,547 265 - - 12,812
Recovered grade - oz/ton 0.010 0.007 - - 0.010
- g/tonne 0.340 0.230 - - 0.340
Gold produced - oz (000) 138 2 - - 140
OPEN-PIT OPERATION
Volume mined - 000 bcm - 41,393 2,662 - 44,055
Mined - 000 tonnes - 97,861 6,980 17,550 122,391
Treated - 000 tonnes - 18,230 1,564 715 20,509
Stripping ratio - ratio - 4.53 4.85 21.14 5.22
Recovered grade - oz/ton - 0.046 0.070 0.170 0.052
- g/tonne - 1.57 2.39 5.84 1.78
Gold produced - oz (000) - 923 120 134 1,177
HEAP LEACH OPERATION
Mined - 000 tonnes - 6,435 - 47,760 54,195
Placed - 000 tonnes - 813 - 16,606 17,419
Stripping ratio - ratio - 16.00 - 1.99 2.31
Recovered grade - oz/ton - 0.023 - 0.012 0.013
- g/tonne - 0.78 - 0.42 0.43
Gold placed - oz (000) - 20 - 222 242
Gold produced - oz (000) - 19 - 218 237
PRODUCTIVITY PER EMPLOYEE
Actual - oz/TEC 4.83 11.07 45.02 17.90 8.50
TOTAL
Subsidiaries' gold produced - oz (000) 1,041 992 203 695 2,930
Joint ventures' gold produced - oz (000) - 154 - - 154
Attributable gold produced - oz (000) 1,041 1,146 203 695 3,084
Minority gold produced - oz (000) - 32 - 44 76
Subsidiaries' gold sold - oz (000) 1,012 1,008 202 716 2,938
Joint ventures' gold sold - oz (000) - 150 - - 150
Attributable gold sold - oz (000) 1,012 1,158 202 716 3,088
Minority gold sold - oz (000) - 32 - 47 79
Spot price - $/oz 1,651 1,651 1,651 1,651 1,651
Price received - $/oz sold 1,654 1,646 1,648 1,648 1,649
All-in Sustaining costs - $/oz sold 1,121 1,146 1,523 923 1,167
Total cash costs - $/oz produced 825 778 1,143 656 790
Total production costs - $/oz produced 1,062 965 1,268 903 1,005
Recovered grade calculated using a short ton.
Rounding of figures may result in computational discrepancies.
OPERATING RESULTS
NINE MONTHS ENDED SEPTEMBER 2012
Quarterly Report September 2013 - www.AngloGoldAshanti.com 40

FINANCIAL RESULTS - NINE MONTHS
ENDED SEPTEMBER 2012 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received 1,669 1,958 333 1,243 - 5,203 (248) 4,955
Cash costs (899) (925) (232) (625) 31 (2,651) 167 (2,485)
By-products revenue 41 5 1 86 1 133 (1) 132
Total cash costs (859) (921) (232) (539) 32 (2,519) 166 (2,353)
Retrenchment costs (5) (1) - (3) - (9) - (8)
Rehabilitation and other non-cash costs (11) (21) - (19) - (51) 1 (50)
Amortisation of assets (231) (196) (25) (162) (7) (622) 7 (615)
Total production costs (1,106) (1,139) (257) (723) 24 (3,200) 174 (3,026)
Inventory change 31 (3) 2 41 - 71 (3) 68
Cost of sales (1,075) (1,141) (254) (682) 24 (3,129) 170 (2,958)
Adjusted gross profit (loss)
594
817
78
560
24
2,074
(78)
1,996
Unrealised non-hedge derivatives and other
commodity contracts
(61) - - - - (61) - (61)
Gross profit (loss)
534
817
78
560
24
2,013
(78)
1,936
Corporate and other costs (6) (9) (1) (26) (205) (247) - (247)
Exploration and evaluation costs (7) (73) (62) (107) (26) (275) 4 (271)
Intercompany transactions - (58) (10) (2) 69 - - -
Special items (3) (7) 11 1 (2) - - -
Operating profit (loss)
518
670
17
427
(140)
1,492
(74)
1,418
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(5) (3) - (1) 46 36 1 38
Exchange gain (loss) - (1) 1 (1) 7 6 3 7
Share of equity accounted investments
profit (loss)
- - - (19) (17) (36) 48 12
Profit (loss) before taxation 512 666 17 406 (104) 1,497 (22) 1,475
Taxation 34 (298) (8) (122) (19) (414) 22 (391)
Profit (loss) for the period
546
367
9
284
(123)
1,084
-
1,084
Equity shareholders 546 381 9 266 (132) 1,071 - 1,071
Non-controlling interests - (14) - 18 9 13 - 13
Operating profit (loss) 518 670 17 427 (140) 1,492 (74) 1,418
Retrenchment costs 5 1 - 3 - 9 - 8
Unrealised non-hedge derivatives and other
commodity contracts
61 - - - - 61 - 61
Intercompany transactions - 58 10 2 (69) - - -
Special items 7 (2) 3 1 (1) 9 - 9
Share of associates' EBIT - - - (19) (7) (26) 74 48
EBIT
591
728
30
413
(218)
1,544
-
1,544
Amortisation of assets 231 196 25 162 7 622 (7) 615
Share of associates' amortisation - - - - - - 7 7
EBITDA
827
924
55
575
(210)
2,165
-
2,165
Profit (loss) attributable to equity shareholders 546 381 9 266 (132) 1,071 - 1,071
Special items 7 (2) 3 1 (1) 9 - 9
Share of associates' special items - - - - 9 9 - 9
Taxation on items above (2) 2 (1) - - (1) - (1)
Headline earnings (loss)
552
382
11
267
(124)
1,088
-
1,088
Unrealised non-hedge derivatives and
other commodity contracts
61 - - - - 61 - 61
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
(17) - - - - (17) - (17)
Fair value adjustment on $1.25bn bonds - - - - - - - -
Fair value adjustment on option component
of convertible bond
- - - - (66) (66) - (66)
Fair value adjustment on mandatory
convertible bond
- - - - (97) (97) - (97)
Adjusted headline earnings (loss)
595
382
11
267
(287)
969
-
969
Sustaining Ore reserve development capital 188 34 12 53 - 286 - 286
Sustaining Stay-in-business capital 96 343 18 82 35 574 (6) 569
Project capital 112 244 149 111 - 617 (155) 462
Total capital expenditure
396
622
180
246
35
1,478
(161)
1,317
Capitalised leased assets (3)
Expenditures on intangible assets (52)
Capital expenditure per statement of cash flows
1,262
Rounding of figures may result in computational discrepancies.
Quarterly Report September 2013 - www.AngloGoldAshanti.com

Administrative  information
ANGLO GOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
LSE: (Shares)
AGD
LES : (Dis) AGD
NYSE: AU
ASX: AGG
GhSE: (Shares)
AGA
GhSE: (GhDS) AAD
JSE Sponsor:
UBS (South Africa) (Pty) Ltd
Auditors: Ernst & Young Inc.
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155
United Kingdom Secretaries
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
Telephone: 020 7796 8644
Fax: 020 7796 8645
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
RN Duffy
^
(Chief Financial Officer)
S Venkatakrishnan*
§
(Chief Executive Officer)
Non-Executive
T T Mboweni
^
(Chairman)
R Gasant
^
Ms N P January-Bardill
^
M J Kirkwood
*
Prof L W Nkuhlu
^
S M Pityana
^
R J Ruston~
* British
^
South African
~ Australian
§
Indian
Officers
Group General Counsel and
Company Secretary: Ms M E Sanz Perez
Investor Relations Contacts
South Africa
Fundisa Mgidi
Telephone: +27 637 6763
Mobile: +27 82 374 8820
E-mail: fmgidi@AngloGoldAshanti.com
United States
Stewart Bailey
Telephone: +1 212 858 7701
Mobile: +1 646 338 4337
E-mail: sbailey@AngloGoldAshanti.com
Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@AngloGoldAshantiNA.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.anglogoldashanti.com and under
the “Investors” tab on the main page. This
information is updated regularly. Investors should
visit this website to obtain important information
about AngloGold Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: (SA only) 0861 100 950
Fax: +27 11 688 5218
Website : queries@computershare.co.za
United Kingdom
Shares
Jersey
Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone: +44 870 889 3177
Fax: +44 (0) 870 873 5851
Depositary Interests
Computershare Investor Services PLC
The Pavillions
Bridgwater Road
Bristol BS99 6ZY
England
Telephone: +44 (0) 870 702 0000
Fax: +44 (0) 870 703 6119
Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: (Australia only) 1300 55 2949
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975
ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA)
or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase and
dividend reinvestment plan for ANGLO GOLD
ASHANTI
.
Telephone: +1-888-BNY-ADRS
Quarterly Report September 2013 - www.AngloGoldAshanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: November 6, 2013
By:
/s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title:   Group General Counsel and Company
          Secretary